SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 17, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of September 30, 2025

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025
CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint ventures
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025
CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:
August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019, May 27, 2025.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2025	12/31/2024
ASSETS
Cash and deposits in banks	10 and 28		3,190,038,437	3,281,670,869
Cash			356,793,284	507,451,408
Central Bank of Argentina			2,151,106,186	2,285,510,509
Other local and foreign entities			682,045,984	421,880,289
Other			92,983	66,828,663
Debt securities at fair value through profit or loss	5 and 10		810,199,929	1,028,167,423
Derivative financial instruments	10		18,978,132	23,519,691
Other financial assets	6, 8 and 10	R	728,456,481	668,549,744
Loans and other financing	7, 8 and 10	B, C, D and R	10,123,604,763	7,076,090,772
Non-financial public sector			132,456,237	85,299,022
Other financial entities			160,938,103	77,000,241
Non-financial private sector and foreign residents			9,830,210,423	6,913,791,509
Other debt securities	8, 9 and 10	R	3,639,581,121	3,813,240,447
Financial assets delivered as guarantee	10 and 32		649,047,109	301,379,339
Current income tax assets	21			102,824,734
Equity instruments at fair value through profit or loss	10		23,131,776	10,636,688
Investments in associates and joint ventures	12		5,254,996	5,612,666
Property, plant and equipment		F	966,038,934	961,451,405
Intangible assets		G	173,240,066	179,870,832
Deferred income tax assets	21		1,114,230	2,746,588
Other non-financial assets	13		143,492,540	128,384,826
Non-current assets held for sale			90,684,174	92,484,996
TOTAL ASSETS			20,562,862,688	17,676,631,020

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2025	12/31/2024
LIABILITIES
Deposits	10 and 15	H and I	11,805,065,511	10,272,858,275
Non-financial public sector			880,155,966	785,097,128
Financial sector			15,441,448	14,663,791
Non-financial private sector and foreign residents			10,909,468,097	9,473,097,356
Liabilities at fair value through profit or loss	10	I	12,462,457	8,761,385
Derivative financial instruments	10	I	3,141,510	1,611,909
Repo transactions	10	I	207,575,894	23,120,769
Other financial liabilities	10 and 16	I	1,445,603,216	1,258,539,938
Financing received from the BCRA and other financial institutions	10	I	127,952,437	53,022,011
Issued corporate bonds	10 and 37	I	723,560,394	18,038,513
Current income tax liabilities	21		11,644,682	23,152,819
Subordinated corporate bonds	10 and 37	I	562,533,716	509,423,073
Provisions	17	J and R	29,530,727	20,820,328
Deferred income tax liabilities	21		209,350,029	98,035,339
Other non-financial liabilities	18		664,459,787	448,214,615
TOTAL LIABILITIES			15,802,880,360	12,735,598,974

SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,528,295,272	1,528,295,272
Earnings reserved			3,041,045,646	3,026,450,291
Unappropriated retained earnings			877,306	(12,232,319)
Accumulated other comprehensive income			(1,727,363)	(11,882,975)
Net income of the period / fiscal year			175,325,079	395,345,122
Net shareholders’ equity attributable to controlling interests			4,756,885,134	4,939,044,585
Net shareholders’ equity attributable to non-controlling interests			3,097,194	1,987,461
TOTAL SHAREHOLDERS’ EQUITY			4,759,982,328	4,941,032,046
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			20,562,862,688	17,676,631,020

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Interest income		Q	1,214,622,112	3,341,293,501	1,129,901,182	3,300,475,631
Interest expense		Q	(528,383,206)	(1,265,931,059)	(380,027,826)	(1,976,474,827)
Net interest income			686,238,906	2,075,362,442	749,873,356	1,324,000,804
Commissions income	22	Q	204,079,473	615,454,476	182,635,406	497,437,331
Commissions expense		Q	(26,763,708)	(82,400,526)	(27,414,317)	(69,319,154)
Net commissions income			177,315,765	533,053,950	155,221,089	428,118,177
Subtotal (Net interest income plus Net commissions income)			863,554,671	2,608,416,392	905,094,445	1,752,118,981
Net gain from measurement of financial instruments at fair value through profit or loss		Q	19,530,126	214,658,245	136,481,658	2,544,489,799
(Loss) / profit from sold or derecognized assets at amortized cost			(60,113)	(41,864)	429,531	461,026
Differences in quoted prices of gold and foreign currency	23		(13,789,625)	17,165,330	21,427,097	199,581,441
Other operating income	24		69,027,664	194,520,378	59,301,263	201,482,446
Credit loss expense on financial assets			(158,636,063)	(341,936,477)	(30,259,315)	(87,635,696)
Net operating income			779,626,660	2,692,782,004	1,092,474,679	4,610,497,997
Employee benefits	25		(229,887,958)	(612,426,528)	(213,023,819)	(648,258,558)
Administrative expenses	26		(101,620,297)	(304,154,227)	(118,914,994)	(337,241,485)
Depreciation and amortization of fixed assets		F and G	(41,785,690)	(124,975,946)	(40,324,377)	(122,752,080)
Other operating expenses	27		(241,964,118)	(620,522,606)	(188,269,675)	(628,294,294)
Operating income			164,368,597	1,030,702,697	531,941,814	2,873,951,580
Income from associates and joint ventures	12		681,431	560,609	1,332,708	1,563,542
Loss on net monetary position			(203,078,596)	(719,284,486)	(374,052,749)	(2,608,761,300)
(Loss) / income before tax on continuing operations			(38,028,568)	311,978,820	159,221,773	266,753,822
Income tax on continuing operations	21.c)		4,963,274	(135,239,540)	(38,899,482)	5,157,615
Net (loss) / income from continuing operations			(33,065,294)	176,739,280	120,322,291	271,911,437
Net (loss) / income of the period			(33,065,294)	176,739,280	120,322,291	271,911,437
Net (loss) / income of the period attributable to controlling interests			(33,096,844)	175,325,079	119,731,992	270,951,620
Net income of the period attributable to non-controlling interests			31,550	1,414,201	590,299	959,817

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Net (loss) / profit attributable to parent’s shareholders	(33,096,844)	175,325,079	119,731,992	270,951,620
Plus: Potential dilutive effect inherent to common shares
Net (loss) / profit attributable to parent’s shareholders adjusted for dilution	(33,096,844)	175,325,079	119,731,992	270,951,620
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	(51.7613)	274.1969	187.2530	423.7506

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Net (loss) / income of the period			(33,065,294)	176,739,280	120,322,291	271,911,437
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			4,761,374	5,103,577	(2,843,775)	(33,712,040)
Foreign currency translation differences of the period			4,761,374	5,103,577	(2,843,775)	(33,712,040)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(58,341)	5,052,035	(35,521,188)	(101,263,732)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(6,440,388)	620,223	(56,805,664)	(143,534,091)
Reclassification of the period			7,589,117	8,559,507	1,788,925	(14,746,714)
Income tax	21.c)		(1,207,070)	(4,127,695)	19,495,551	57,017,073
Total other comprehensive income / (loss) that will be reclassified to profit or loss of the period			4,703,033	10,155,612	(38,364,963)	(134,975,772)
Total other comprehensive income / (loss)			4,703,033	10,155,612	(38,364,963)	(134,975,772)
Total comprehensive (loss) / income of the period			(28,362,261)	186,894,892	81,957,328	136,935,665
Total comprehensive (loss) / income attributable to controlling interests			(28,393,811)	185,480,691	81,367,029	135,975,848
Total comprehensive income attributable to non-controlling interests			31,550	1,414,201	590,299	959,817

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,528,295,272	(4,847,268)	(7,035,707)	1,222,216,506	1,804,233,785	383,112,803	4,939,044,585	1,987,461	4,941,032,046
Total comprehensive income of the period
- Net income of the period									175,325,079	175,325,079	1,414,201	176,739,280
- Other comprehensive income of the period					5,103,577	5,052,035				10,155,612		10,155,612
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 4, 2025
- Legal reserve							76,258,871		(76,258,871)
- Optional reserve for future distribution of earnings								298,405,970	(298,405,970)
- Dividends	30							(360,069,486)		(360,069,486)		(360,069,486)
- Personal assets tax on shares and equity interests									(7,570,656)	(7,570,656)		(7,570,656)
Other changes											(304,468)	(304,468)
Amount at the end of the period		639,413	12,429,781	1,528,295,272	256,309	(1,983,672)	1,298,475,377	1,742,570,269	176,202,385	4,756,885,134	3,097,194	4,759,982,328

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,528,295,272	29,641,779	77,302,572	910,242,770	1,309,221,206	1,547,437,548	5,415,210,341	1,237,385	5,416,447,726
Total comprehensive income of the period
- Net income of the period									270,951,620	270,951,620	959,817	271,911,437
- Other comprehensive loss of the period					(33,712,040)	(101,263,732)				(134,975,772)		(134,975,772)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							311,973,736		(311,973,736)
- Optional reserve for future distribution of earnings								1,244,899,068	(1,244,899,068)
- Dividends	30							(749,886,489)		(749,886,489)		(749,886,489)
- Personal assets tax on shares and equity interests									(2,797,063)	(2,797,063)		(2,797,063)
Other changes											(1,088,754)	(1,088,754)
Amount at the end of the period		639,413	12,429,781	1,528,295,272	(4,070,261)	(23,961,160)	1,222,216,506	1,804,233,785	258,719,301	4,798,502,637	1,108,448	4,799,611,085

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2025	09/30/2024
Cash flows from operating activities
Income of the period before income tax		311,978,820	266,753,822
Adjustment for the total monetary effect of the period		719,284,486	2,608,761,300
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		124,975,946	122,752,080
Credit loss expense on financial assets		341,936,477	87,635,696
Difference in quoted prices of foreign currency		(292,787,764)	(140,040,382)
Other adjustments		(127,707,147)	(1,736,164,249)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		274,707,380	5,227,513,375
Derivative financial instruments		4,541,559	7,126,887
Repo transactions			1,634,973,997
Loans and other financing
Non-financial public sector		(47,157,215)	(46,023,884)
Other financial entities		(83,937,862)	(20,014,842)
Non-financial private sector and foreign residents		(3,257,522,433)	(1,153,513,503)
Other debt securities	30	196,890,360	(5,118,505,666)
Financial assets delivered as guarantee		(347,667,770)	102,610,852
Equity instruments at fair value through profit or loss		(12,495,088)	(413,432)
Other assets		(78,387,238)	(731,929,076)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		95,058,838	816,691,387
Financial sector		777,657	(23,148,053)
Non-financial private sector and foreign residents		1,436,370,741	893,094,350
Liabilities at fair value through profit or loss		3,701,072	(34,854,515)
Derivative financial instruments		1,529,601	(5,642,925)
Repo transactions		184,455,125	(62,684,684)
Other liabilities		195,121,863	1,004,697,117
Income tax paid		(31,829,893)	(392,988,473)
Total cash (used in) / from operating activities (A)		(388,162,485)	3,306,687,179

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2025	09/30/2024
Cash flows from investing activities Payments:
Acquisition of PPE, intangible assets and other assets		(119,193,938)	(113,775,005)
Other payments related to investing activities			(789,443)
Total cash used in investing activities (B)		(119,193,938)	(114,564,448)
Cash flows from financing activities Payments:
Dividends	30	(143,675,877)	(569,510,214)
Non-subordinated corporate bonds		(19,046,175)	(31,507,264)
Financing from local financial entities			(7,208,269)
Subordinated corporate bonds		(16,860,648)	(18,069,163)
Other payments related to financing activities		(10,557,384)	(7,932,009)
Collections / Incomes:
Non-subordinated corporate bonds		667,925,076
Financing from local financial entities		64,560,965
Total cash from / (used in) financing activities (C)		542,345,957	(634,226,919)
Effect of exchange rate fluctuations (D)		545,669,363	269,052,891
Monetary effect on cash and cash equivalents (E)		(591,784,000)	(1,874,385,251)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(11,125,103)	952,563,452
Cash and cash equivalents at the beginning of the fiscal year	28	3,492,529,407	3,677,147,092
Cash and cash equivalents at the end of the period	28	3,481,404,304	4,629,710,544

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On November 26, 2025, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2025 and December 31, 2024, the deposits held by the Misiones Provincial Government with the Bank amounted to 72,842,619 and 118,494,050 (including 18,434,238 and 15,139,358 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2025 and December 31, 2024, the deposits held by the Salta Provincial Government with the Bank amounted to 110,873,961 and 70,301,394 (including 21,027,960 and 19,585,786, related to court deposits), respectively.

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of September 30, 2025 and December 31, 2024 for an amount of 14,181 and 6,068, respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.

As of September 30, 2025 and December 31, 2024, the deposits held by the Jujuy Provincial Government with the Bank amounted to 89,248,937 and 61,506,728 (including 21,367,460 and 15,002,475, related to court deposits), respectively.

Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of September 30, 2025 and December 31, 2024 for an amount of 40,669 and 5,565, respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2030 and 2028, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of September 30, 2025 and December 31, 2024, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 366,385,606 and 400,460,623 (including 59,759,627 and 51,483,686, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of September 30, 2025 and December 31, 2024 for an amount of 81,102,898 and 71,615, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the nine-month period ended September 30, 2025, would have recorded an increase in “Interest income” for an amount of 99,375, in “Loss on net monetary position” for an amount of 29,203 and in “Income tax on continuing operations” for an amount of 64,519 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 238,718, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the nine-month period ended September 30, 2024 an increase in “Interest income” for an amount of 3,364, in “Loss on net monetary position” for an amount of 2,745 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 115,364, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the nine-month periods ended September 30, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB and adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Basis for preparation and consolidation

These condensed consolidated interim Financial Statements as of September 30, 2025, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “Measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgments, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2024, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2025, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1) and (6)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA (2) and (7)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Alianza SGR (Structured entity) (4)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (formerly known as Comercio Interior SAU) (5)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

(1)	Consolidated with Macro Fondos SGFCISA until December 31, 2024, for its 80.90% equity interest and voting rights. As of January 1, 2025, its equity interest decreased to 25.09% as a result of the merger process, mentioned in (7), through which Macro Fondos SGFCISA absorbed BMA Asset Management SGFCISA.

(2)	Consolidated with the Bank since January 2025, since direct control was obtained in such month through a 74.91% direct equity interest in capital stock and voting rights, as a result of the merger mentioned in (7).

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 19,809).

(4)	Consolidated with the Bank since January 2025, as control was obtained in such month.

(5)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).

(6)	On December 17, 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity absorbed BMA Valores SA, which was dissolved without being liquidated. The reorganization date was January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Valores SA and ratified the prior merger commitment. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved the aforementioned merger and the dissolution without liquidation due to merger of BMA Valores SA.

(7)	On December 17, 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity absorbed BMA Asset Management SGFCISA, which was dissolved without being liquidated. The reorganization date was January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Asset Management SGFCISA and ratified the prior merger commitment. On September 29, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved the aforementioned merger and the dissolution without liquidation due to merger of BMA Asset Management SAFCISA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, as of December 31, 2024, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
BMA Asset Management SGFCISA (1)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds

BMA Valores SA (2)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with the Bank since November 2023, as control was obtained in such month, until December 31, 2024. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved its dissolution without liquidation due to merger with Macro Securities SAU, with retroactive effect to January 1, 2025.

(2)	Consolidated with the Bank since November 2023, as control was obtained in such month, until December 31, 2024. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved its dissolution without liquidation due to merger with Macro Fondos SGFCISA, with retroactive effect to January 1, 2025.

As of September 30, 2025 and December 31, 2024, the Bank's interest in the companies it consolidates is as follows:

●	As of September 30, 2025:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	13,847,111	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	4,136,766	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Alianza SGR (Structured entity) (2)	Common	599,955	24.998%	24.998%	75.002%	75.002%
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Common	615,519	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.

(2)	Interest acquired in November 2023, with control exercising as of January 1, 2025.

(3)	Interest acquired in May 2023 (see Note 11).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

●	As of December 31, 2024:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA	Common	91,950	100.00%	100.00%
BMA Valores SA	Common	52,419,500	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2025 and December 31, 2024 are as follows:

	Balances as of 09/30/2025
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	19,868,639,396	15,111,754,262	4,756,885,134
Macro Bank Limited	234,377,873	170,799,155	63,578,718
Macro Securities SAU	615,449,126	486,285,170	129,163,956
Macro Fiducia SAU	1,699,570	47,932	1,651,638
Argenpay SAU	33,949,354	15,011,748	18,937,606
Fintech SGR	55,926,113	52,398,658	881,829	2,645,626
Macro Agro SAU (formerly known as Comercio Interior SAU)	67,256,760	64,898,248	2,358,512
Macro Fondos SGFCISA	49,510,750	11,238,519	38,272,231
Alianza SGR	12,084,696	11,482,604	150,524	451,568
Eliminations	(376,030,950)	(121,035,936)	(254,995,014)
Consolidated	20,562,862,688	15,802,880,360	4,756,885,134	3,097,194

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Balances as of 12/31/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	17,293,527,940	12,354,483,355	4,939,044,585
Macro Bank Limited	176,748,322	121,128,623	55,619,699
Macro Securities SAU (1)	490,313,730	265,472,161	224,841,569
Macro Fiducia SAU	1,772,427	46,545	1,725,882
Argenpay SAU	49,741,453	31,244,061	18,497,392
Fintech SGR	60,440,052	57,790,124	662,467	1,987,461
Macro Agro SAU (formerly known as Comercio Interior SAU)	39,627,338	36,748,317	2,879,021
BMA Asset Management SGFCISA	20,106,717	294,876	19,811,841
BMA Valores SA	7,057,163	88,774	6,968,389
Eliminations	(462,704,122)	(131,697,862)	(331,006,260)
Consolidated	17,676,631,020	12,735,598,974	4,939,044,585	1,987,461

(1)	Includes amounts from its subsidiary Macro Fondos SGFCISA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements were prepared on a going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures stated in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures stated in thousands of argentine pesos in terms of purchasing power as of September 30, 2025, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2025, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and nine-month periods ended September 30, 2025, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Additionally, as it is mentioned in Note 11.2, during 2024 the additional amount established in the transaction price related to the purchase of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) was agreed and paid. Therefore, in accordance with IFRS 3 “Business Combinations”, retrospective adjustments amounted to 14,050,768 were made as of December 31, 2023, increasing “Other non-financial liabilities” and decreasing “Loss from associates and joint ventures”.

15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of September 30, 2025, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS Accounting Standards as issued by the IASB, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the FACPCE, which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 21.97% and 101.58% for the nine-month periods ended on September 30, 2025 and 2024, respectively, and 117.76% for the fiscal year ended on December 31, 2024.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the current measuring unit as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. Net gain or loss on a monetary basis is included in profit or loss for the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss of the period related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measuring unit at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

16

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.
b)	Earnings reserved, including the special reserve for the first-time application of IFRS Accounting Standards, were stated at their nominal value as of the transition date (legal amount not restated).
c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.
d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “Accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2024, already issued.

17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2025, the following amendments to IFRS Accounting Standards as issued by the IASB are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's performance, financial position and cash flows. This amendment did not have a material impact on the condensed consolidated interim Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS Accounting Standards as issued by the IASB are approved and existing IFRS Accounting Standards are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective:

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the condensed consolidated interim Financial Statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.
•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.
•	Clarify the treatment of non-recourse assets and contractually linked instruments.
•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Improvements to IFRS Accounting Standards

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.
•	IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.
•	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•	IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
•	IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.
•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost", following the prior deletion of the definition of "cost method".

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	5,492,990,323	4,887,106,016
Guarantees granted (1)	175,765,200	248,571,477
Overdraft and unused agreed commitments (1)	91,381,627	56,597,394
Subtotal	5,760,137,150	5,192,274,887
Less: Allowance for Expected Credit Losses (ECL)	(16,361,450)	(9,592,893)
Total	5,743,775,700	5,182,681,994

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 747,740 and 1,009,596, as of September 30, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 5,233,464 and 969,667, as of September 30, 2025 and December 31, 2024, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Government securities (1)	746,601,488	953,393,708
Private securities	62,118,508	73,423,415
Government securities – Foreign	1,479,933	1,350,300
Total	810,199,929	1,028,167,423

(1)	In August 2024, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025 (T2X5) for a face value of 2,000,000,000.

Additionally, in January 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos zero coupon adjusted by CER - Maturity 06-30-2025 (TZX25) for a face value of 201,356,504,100.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Debtors from operations	291,818,478	69,984,175
Sundry debtors	159,064,744	190,939,387
Receivables from spot sales of government securities pending settlement	150,535,943	348,717,605
Private securities	104,902,633	56,304,235
Receivables from spot sales of foreign currency pending settlement	20,481,646	190,724
Other	3,366,095	2,755,022
Subtotal	730,169,539	668,891,148
Less: Allowances for ECL	(1,713,058)	(341,404)
Total	728,456,481	668,549,744

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

20

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Non-financial public sector (1)	132,456,237	85,299,022
Other financial entities	160,938,103	77,000,241
Other financial entities	161,016,549	77,036,482
Less: allowance for ECL	(78,446)	(36,241)
Non-financial private sector and foreign residents	9,830,210,423	6,913,791,509
Overdrafts	1,393,290,846	660,001,870
Documents	1,647,625,976	1,245,567,425
Mortgage loans	849,766,948	614,797,669
Pledge loans	245,565,982	149,551,454
Personal loans	2,180,252,659	1,406,520,781
Credit cards	1,732,544,595	1,681,381,613
Financial leases	16,830,428	20,061,948
Other	2,164,446,428	1,286,300,690
Less: allowance for ECL	(400,113,439)	(150,391,941)
Total	10,123,604,763	7,076,090,772

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2024, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the condensed consolidated interim Statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	09/30/2025	12/31/2024
Loans and other financing	10,523,796,648	7,226,518,954
Individual assessment	3,250,728,475	1,860,973,488
Collective assessment	7,273,068,173	5,365,545,466
Less: Allowance for ECL (1)	(400,191,885)	(150,428,182)
Total	10,123,604,763	7,076,090,772

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank resolved to establish an allowance based on expert judgment, making an estimate that considers the effects of covering a scenario of uncertainty as a result of implementing the macroeconomic imbalances adjustment program and the inflation stabilization plan. As of September 30, 2025, this adjustment was estimated at 37,480,326.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		09/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		9,590,266,810	334,480,875		9,924,747,685	94.31
High grade	0.00% - 3.50%	8,427,322,934	78,223,811		8,505,546,745	80.82
Standard grade	3.51% - 7.00%	799,843,522	69,150,548		868,994,070	8.26
Sub-standard grade	7.01% - 33.00%	363,100,354	187,106,516		550,206,870	5.23
Past due but not impaired (1)	33.01% - 99.99%	103,911,863	249,907,122		353,818,985	3.36
Impaired	100%			245,229,978	245,229,978	2.33
	Total	9,694,178,673	584,387,997	245,229,978	10,523,796,648	100
	%	92.12	5.55	2.33	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		6,866,582,147	130,908,656		6,997,490,803	96.83
High grade	0.00% - 3.50%	6,164,691,406	33,026,635		6,197,718,041	85.76
Standard grade	3.51% - 7.00%	407,666,405	30,160,564		437,826,969	6.06
Sub-standard grade	7.01% - 33.00%	294,224,336	67,721,457		361,945,793	5.01
Past due but not impaired (1)	33.01% - 99.99%	69,605,707	78,162,177		147,767,884	2.04
Impaired	100%			81,260,267	81,260,267	1.13
	Total	6,936,187,854	209,070,833	81,260,267	7,226,518,954	100
	%	95.98	2.89	1.13	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

22

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

		09/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,212,863,185	21,253,979		3,234,117,164	99.49
High grade	0.00% - 3.50%	3,186,653,961			3,186,653,961	98.03
Standard grade	3.51% - 7.00%	16,547,923	21,253,979		37,801,902	1.16
Sub-standard grade	7.01% - 33.00%	9,661,301			9,661,301	0.30
Past due but not impaired	33.01% - 99.99%
Impaired	100%			16,611,311	16,611,311	0.51
	Total	3,212,863,185	21,253,979	16,611,311	3,250,728,475	100
	%	98.84	0.65	0.51	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,821,296,653	18,477,585		1,839,774,238	98.86
High grade	0.00% - 3.50%	1,802,959,682	14,755,561		1,817,715,243	97.68
Standard grade	3.51% - 7.00%	5,428,829	3,722,024		9,150,853	0.49
Sub-standard grade	7.01% - 33.00%	12,908,142			12,908,142	0.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			21,199,250	21,199,250	1.14
	Total	1,821,296,653	18,477,585	21,199,250	1,860,973,488	100
	%	97.87	0.99	1.14	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

		09/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		6,377,403,625	313,226,896		6,690,630,521	91.99
High grade	0.00% - 3.50%	5,240,668,973	78,223,811		5,318,892,784	73.13
Standard grade	3.51% - 7.00%	783,295,599	47,896,569		831,192,168	11.43
Sub-standard grade	7.01% - 33.00%	353,439,053	187,106,516		540,545,569	7.43
Past due but not impaired (1)	33.01% - 99.99%	103,911,863	249,907,122		353,818,985	4.86
Impaired	100%			228,618,667	228,618,667	3.15
	Total	6,481,315,488	563,134,018	228,618,667	7,273,068,173	100
	%	89.11	7.74	3.15	100

23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		5,045,285,494	112,431,071		5,157,716,565	96.13
High grade	0.00% - 3.50%	4,361,731,724	18,271,074		4,380,002,798	81.63
Standard grade	3.51% - 7.00%	402,237,576	26,438,540		428,676,116	7.99
Sub-standard grade	7.01% - 33.00%	281,316,194	67,721,457		349,037,651	6.51
Past due but not impaired (1)	33.01% - 99.99%	69,605,707	78,162,177		147,767,884	2.75
Impaired	100%			60,061,017	60,061,017	1.12
	Total	5,114,891,201	190,593,248	60,061,017	5,365,545,466	100
	%	95.33	3.55	1.12	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The exposure at default (EAD) is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate Bonds	2,099,640			2,099,640	54.51
Financial Trusts	1,752,222			1,752,222	45.49
Total	3,851,862			3,851,862	100
%	100			100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate Bonds	7,723,630			7,723,630	82.85
Financial Trusts	1,598,503			1,598,503	17.15
Total	9,322,133			9,322,133	100
%	100			100

The related ECL for Corporate Bonds as of September 30, 2025 and December 31, 2024 amounted to 8,451 and 5,022, respectively. The ECL related to Financial Trusts as of September 30, 2025 and December 31, 2024 amounted to 195 and 2,072, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

24

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	623,666,906		1,600,000	625,266,906	100
Total	623,666,906		1,600,000	625,266,906	100
%	99.74		0.26	100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	612,586,913			612,586,913	100
Total	612,586,913			612,586,913	100
%	100			100

The ECL related to these types of instruments amounted to 1,713,058 and 341,404 as of September 30, 2025 and December 31, 2024, respectively.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	5,444,675,278	48,222,384	92,661	5,492,990,323	95.46
Guarantees granted	175,004,698	12,762		175,017,460	3.04
Overdraft and unused agreed commitments	86,148,163			86,148,163	1.50
Total	5,705,828,139	48,235,146	92,661	5,754,155,946	100
%	99.16	0.84		100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	4,859,806,432	27,223,007	76,577	4,887,106,016	94.16
Guarantees granted	247,165,479	396,402		247,561,881	4.77
Overdraft and unused agreed commitments	55,565,216	62,511		55,627,727	1.07
Total	5,162,537,127	27,681,920	76,577	5,190,295,624	100
%	99.47	0.53		100

The related ECL for undrawn commitments of credit cards and checking accounts as of September 30, 2025 and December 31, 2024 amounted to 15,273,067 and 9,009,358, respectively. The ECL related to guarantees granted as of September 30, 2025 and December 31, 2024 amounted to 1,000,087 and 542,562, respectively. The ECL related to overdraft and unused agreed commitments as of September 30, 2025 and December 31, 2024 amounted to 88,296 and 40,973, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
At fair value through OCI
Government securities – Foreign	104,365,884	81,134,850
Government securities (1)	9,020,964	453,935,634
Total at fair value through OCI	113,386,848	535,070,484

At amortized cost
Government securities	3,522,351,057	3,268,854,924
Private securities	3,843,216	9,315,039
Total at amortized cost	3,526,194,273	3,278,169,963
Total	3,639,581,121	3,813,240,447

(1)	In February 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025 (T2X5) for a face value of 28,282,779,133.

The holding at amortized cost includes Argentine Treasury Bonds in pesos adjusted by CER – Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription. In the third quarter of 2024, as a consequence of a reassessment of its monetary position, the Banks's Management resolved to reduce the position of inflation-adjustable securities through the exercise of put options with the BCRA and to maintain the residual portfolio of the aforementioned security until maturity. On June 11, 2025, all options were rescinded as part of the rescission offer published through BCRA Communiqué "B" 12997.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of September 30, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	810,199,929	780,606,896	14,468,851	15,124,182
Derivatives instruments	18,978,132	12,657,430	6,320,702
Other financial assets	104,902,633	104,418,943		483,690
Financial assets delivered as guarantee	7,315,000	7,315,000
Equity instruments at fair value through profit or loss	23,131,776	19,378,834		3,752,942

At fair value through OCI
Other debt securities	113,386,848	113,386,848
Total	1,077,914,318	1,037,763,951	20,789,553	19,360,814

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	12,462,457	12,462,457
Derivatives instruments	3,141,510	195,938	2,945,572
Total	15,603,967	12,658,395	2,945,572

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,028,167,423	979,103,164	44,937,390	4,126,869
Derivatives instruments (1)	23,519,691	40,848	23,478,843
Other financial assets	56,304,235	56,078,408		225,827
Financial assets delivered as guarantee	1,149,153	1,149,153
Equity instruments at fair value through profit or loss	10,636,688	2,596,192		8,040,496

At fair value through OCI
Other debt securities	535,070,484	535,070,484
Total	1,654,847,674	1,574,038,249	68,416,233	12,393,192

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	8,761,385	8,761,385
Derivatives instruments	1,611,909	113,402	1,498,507
Total	10,373,294	8,874,787	1,498,507

(1)	Includes the premium corresponding to the subscription of put options.

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and A3 Mercados SA (former Mercado Abierto Electrónico SA).

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2025 and December 31, 2024, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the reporting period of the financial assets recognized at fair value categorized as level 3:

	As of September 30, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	4,126,869	225,827	8,040,496
Transfers from level 3			(5,103,000)
Profit and loss	3,652,306	108,562	1,750,517
Recognition and derecognition	9,044,971	232,269	(4,567)
Monetary effect	(1,699,964)	(82,968)	(930,504)
Amount at the end of the period	15,124,182	483,690	3,752,942

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	18,634	168,393	5,518,682
Profit and loss	632,980	(262,415)	6,594,698
Recognition and derecognition	3,917,986	550,795	10,060
Monetary effect	(442,731)	(230,946)	(4,082,944)
Amount at the end of the fiscal year	4,126,869	225,827	8,040,496

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of September 30, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2025 and December 31, 2024:

	09/30/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,190,038,437	3,190,038,437			3,190,038,437
Other financial assets	623,553,848	623,553,848			623,553,848
Loans and other financing	10,123,604,763	296,549		9,207,719,047	9,208,015,596
Other debt securities	3,526,194,273	2,800,102,281	305,636,559		3,105,738,840
Financial assets delivered as guarantee	641,732,109	641,732,109			641,732,109
Total	18,105,123,430	7,255,723,224	305,636,559	9,207,719,047	16,769,078,830

Financial liabilities
Deposits	11,805,065,511	5,958,891,559		5,873,703,564	11,832,595,123
Repo transactions	207,575,894	207,575,894			207,575,894
Other financial liabilities	1,445,603,216	1,402,030,411	47,502,697		1,449,533,108
Financing received from the BCRA and other financial institutions	127,952,437	70,838,328	57,114,109		127,952,437
Issued corporate bonds	723,560,394		705,178,600		705,178,600
Subordinated corporate bonds	562,533,716		539,300,770		539,300,770
Total	14,872,291,168	7,639,336,192	1,349,096,176	5,873,703,564	14,862,135,932

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,281,670,869	3,281,670,869			3,281,670,869
Other financial assets	612,245,509	612,245,509			612,245,509
Loans and other financing	7,076,090,772			6,625,471,921	6,625,471,921
Other debt securities	3,278,169,963	3,012,808,074	74,980,185		3,087,788,259
Financial assets delivered as guarantee	300,230,186	300,230,186			300,230,186
Total	14,548,407,299	7,206,954,638	74,980,185	6,625,471,921	13,907,406,744

Financial liabilities
Deposits	10,272,858,275	6,760,431,357		3,532,621,120	10,293,052,477
Repo transactions	23,120,769	23,120,768			23,120,768
Other financial liabilities	1,258,539,938	1,230,143,534	33,903,428		1,264,046,962
Financing received from the BCRA and other financial institutions	53,022,011	50,704,528	2,317,483		53,022,011
Issued corporate bonds	18,038,513		18,038,513		18,038,513
Subordinated corporate bonds	509,423,073		490,823,021		490,823,021
Total	12,135,002,579	8,064,400,187	545,082,445	3,532,621,120	12,142,103,752

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	126,907
Debt securities at fair value through profit or loss	2,620,036
Loans and other financing	366,650
Financial assets delivered as guarantee	5,045,269
Other financial assets	19,636,046
Property, plant and equipment	354,552
Intangible assets	78,817
Other non-financial assets	291,272
28,519,549

Liabilities
Other financial liabilities	19,457,270
Provisions	54,888
Current income tax liabilities	330,647
Deferred income tax liabilities	390,713
Other non-financial liabilities	5,408,217
25,641,735
Net assets acquired at fair value	2,877,814

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 902,922.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU), starting the first installment in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated), which were received by Banco Macro SA on March 13, 2024. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

On April 23, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 710,000 (not restated), which were received by Banco Macro SA on May 5, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 598,534.85.

Finally, on August 21, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 544,000 (not restated), which were received by Banco Macro SA on August 27, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 398,610.72.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD 7,564,706. The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of 14,050,768 was recorded in comparative information for prior year, presented in lines “Other non-financial liabilities” and “Loss from associates and joint ventures” in accordance with IFRS 3, as it is explained in section “Comparative information” of the Note 3.

Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31, 2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders' Meeting held on May 6, 2024, with retroactive effect to January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Macro Warrants SA (1) and (2)	5%	25,870	32,083	(6,212)	9,546
Play Digital SA (1) and (2)	9.95%	489,934	1,836,476	(1,346,541)	(421,347)
Alianza SGR (1), (2) and (3)	25%		143,564		53,770

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure the investment, accounting information of this associate as of June 30, 2025 has been used. Additionally, significant transactions conducted or events that occurred between July 1, 2025 and September 30, 2025 have been considered.

(3)	Consolidated with the Bank since January 2025, as control was obtained in such month.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Banco Macro SA – Bizland SAU Unión transitoria	50%	4,470,428	3,385,609	1,871,156	1,905,022
Finova SA (1)	50%	268,764	214,934	53,829	16,551

(1)	To measure the investment, accounting information of this associate as of June 30, 2025 has been used. Additionally, significant transactions conducted or events that occurred between July 1, 2025 and September 30, 2025 have been considered.

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Investment property (see Exhibit F)	87,621,671	83,083,295
Advanced prepayments	30,763,709	28,931,818
Tax advances	22,898,375	12,383,546
Other	2,208,785	3,986,167
Total	143,492,540	128,384,826

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	11,565										11,565
Debt securities at fair value through profit or loss										1,097,103	1,097,103
Derivative financial instruments									3,762,435	672,490	4,434,925
Other financial assets				28,222,836		6,921,741			25,913,750	665,994	61,724,321
Loans and other financing (3)
Documents										452,777	452,777
Overdrafts								67	477	57,662,135	57,662,679
Credit cards								22,748	1,172,410	346,340	1,541,498
Financial leases										376,462	376,462
Mortgage loans									1,491,044	692,649	2,183,693
Other (4)									2,045,109	27,789,748	29,834,857
Guarantees granted									2,049,875	19,119,837	21,169,712
Total assets	11,565			28,222,836		6,921,741		22,815	36,435,100	108,875,535	180,489,592

Liabilities
Deposits		70,606,481	2,188,358	3,284	2,043,692	5,034	590,013	6,452	71,250,668	54,806,012	201,499,994
Derivative financial instruments									1,484,861	365,393	1,850,254
Other financial liabilities								1	4,215,832	15,499,857	19,715,690
Issued corporate bonds		2,146,212		3,540,479		726,570					6,413,261
Subordinated corporate bonds		281,513			211,135						492,648
Other non-financial liabilities				57,259		62,495				3,638,104	3,757,858
Total liabilities		73,034,206	2,188,358	3,601,022	2,254,827	794,099	590,013	6,453	76,951,361	74,309,366	233,729,705

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of September 30, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 142, 1,598,161, 16,616,820 and 216,992,704, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	10,657								10,657
Debt securities at fair value through profit or loss								459,691	459,691
Derivative financial instruments								14,705	14,705
Other financial assets				30,376,956		3,106	115,193	768,900	31,264,155
Loans and other financing (4)
Documents								625,933	625,933
Overdrafts						4,647	717	37,557,989	37,563,353
Credit cards						4,199	948,308	339,322	1,291,829
Financial leases					298			43,883	44,181
Personal loans							13,176		13,176
Mortgage loans							1,429,393		1,429,393
Other (5)							2,986,333	27,569,754	30,556,087
Guarantees granted								35,264,199	35,264,199
Total assets	10,657			30,376,956	298	11,952	5,493,120	102,644,376	138,537,359

Liabilities
Deposits		88,310,493	1,759,573	4,155	6,803,207	386,402	84,137,737	48,381,627	229,783,194
Other financial liabilities						349	583,630	8,683,513	9,267,492
Subordinated corporate bonds		191,813		1,694,348	191,813				2,077,974
Other non-financial liabilities				195,141				3,932,283	4,127,424
Total liabilities		88,502,306	1,759,573	1,893,644	6,995,020	386,751	84,721,367	60,997,423	245,256,084

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 15,202,928, 64,886, 1,099,893, 8,501,765 and 197,752,324, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2025 and 2024 with related parties are as follows:

	As of September 30, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		5,370		137	4,563		693	132,798	1,270,868	18,486,394	19,900,823
Interest expense		(1,902,708)	(277,340)		(840,406)		(67,251)	(61,528)	(3,498,149)	(3,083,924)	(9,731,306)
Commissions income		240,279		6,441		1,711	1,138	5,393	611	1,400,571	1,656,144
Commissions expense				(134,116)					(359)	(805,306)	(939,781)
Net gain from measurement of financial instruments at fair value through profit or loss										(30,869)	(30,869)
Other operating income			1,935	5,814,021	21,686	1,861,068		4,837	22,536	544	7,726,627
Administrative expense								(7,514,399)	(577)	(3,223,468)	(10,738,444)
Other operating expense										(1,437,846)	(1,437,846)
Total income / (loss)		(1,657,059)	(275,405)	5,686,483	(814,157)	1,862,779	(65,420)	(7,432,899)	(2,205,070)	11,306,096	6,405,348

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of September 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		103,679			10,896	1	2,304,185	10,617,477	13,036,238
Interest expense					(104,478)	(75,747)	(82,491)	(1,564,354)	(1,827,070)
Commissions income		124,093		9,591		1,419	984	676,037	812,124
Commissions expense				(165,769)		(245,397)	(274)	(247,076)	(658,516)
Net gain from measurement of financial instruments at fair value through profit or loss								150,317	150,317
Other operating income				6,205,094	13,526	4,008	104,722	99,524	6,426,874
Administrative expense						(3,918,185)		(3,076,598)	(6,994,783)
Other operating expense								(1,122,532)	(1,122,532)
Total income / (loss)		227,772		6,048,916	(80,056)	(4,233,901)	2,327,126	5,532,795	9,822,652

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2025 and 2024 amounted to 7,144,818 and 7,160,603, respectively.

In addition, fees received by the Directors as of September 30, 2025 and 2024 amounted to 17,528,828 and 38,524,148, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	09/30/2025	12/31/2024
Board of Directors	24	23
Senior managers of the key management personnel	10	10
Total	34	33

15.	DEPOSITS

The composition of deposits as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Non-financial public sector	880,155,966	785,097,128
Financial sector	15,441,448	14,663,791
Non-financial private sector and foreign residents	10,909,468,097	9,473,097,356
Checking accounts	1,141,616,494	1,257,162,302
Saving accounts	4,289,377,035	4,828,416,137
Time deposits	5,320,469,917	2,499,841,603
Investment accounts	25,557,552	759,889,889
Other	132,447,099	127,787,425
Total	11,805,065,511	10,272,858,275

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Credit and debit card settlement - due to merchants	677,843,075	745,617,542
Amounts payable for other spot purchases pending settlement	386,720,283	166,553,178
Payment orders pending settlement foreign trade	76,829,220	65,289,895
Collections on account and behalf of others	38,228,356	46,518,012
Amounts payable for spot purchases of government securities pending settlement	28,866,267	6,627,283
Amounts payable for spot purchases of foreign currency pending settlement	20,888,516	67,263,740
Finance leases liabilities	19,439,589	17,061,412
Other	196,787,910	143,608,876
Total	1,445,603,216	1,258,539,938

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2025 and December 31, 2024.

The expected terms to settle these obligations are as follows:

	09/30/2025
Composition	Within 12 months	Over 12 months	09/30/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	610
Letters of credits, guarantees and other commitments (1)	16,361,450		16,361,450	9,592,893
Commercial claims in progress (2)	3,672,975	1,799,378	5,472,353	5,380,158
Labor lawsuits	930,444	484,623	1,415,067	1,701,073
Pension funds - reimbursement	3,267,900	432,059	3,699,959	1,919,784
Other		2,581,398	2,581,398	2,225,810
Total	24,232,769	5,297,958	29,530,727	20,820,328

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 39.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Dividends payable (see Note 30)	215,185,211	1,498
Salaries, bonuses and payroll taxes payables	168,867,122	157,715,618
Withholdings and collections	107,851,438	110,179,240
Taxes payables	90,036,204	67,270,564
Miscellaneous payables - provisions of goods and services	31,316,754	49,603,131
Retirement pension payment orders pending settlement	4,584,199	9,575,726
Directors’ and syndics’ fees payable	1,605,451	10,166,652
Other	45,013,408	43,702,186
Total	664,459,787	448,214,615

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2025 and December 31, 2024:

09/30/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,190,038,437
Debt securities at fair value through profit or loss		556,282,750	253,917,179
Derivative financial instruments		18,978,132
Other financial assets	162,975,016	514,514,723	50,966,742
Loans and other financing (1)	34,088,691	7,231,917,946	2,857,598,126
Other debt securities		790,865,107	2,848,716,014
Financial assets delivered as guarantee	362,709,644	286,337,465
Equity instruments at fair value through profit or loss	23,131,776
Total Assets	3,772,943,564	9,398,896,123	6,011,198,061

Liabilities
Deposits	5,900,708,895	5,897,330,280	7,026,336
Financial liabilities at fair value through profit or loss		12,462,457
Derivative financial instruments		3,141,510
Repo transactions		207,575,894
Other financial liabilities		1,414,701,735	30,901,481
Financing received from the BCRA and other financial institutions		127,721,640	230,797
Issued corporate bonds		15,459,777	708,100,617
Subordinated corporate bonds		14,713,993	547,819,723
Total Liabilities	5,900,708,895	7,693,107,286	1,294,078,954

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,281,670,869
Debt securities at fair value through profit or loss		803,933,721	224,233,702
Derivative financial instruments		23,519,691
Other financial assets	116,391,364	495,672,855	56,485,525
Loans and other financing (1)	1,757,049	5,123,161,730	1,951,171,993
Other debt securities		766,500,450	3,046,739,997
Financial assets delivered as guarantee	273,288,498	28,090,841
Equity instruments at fair value through profit or loss	10,636,688
Total Assets	3,683,744,468	7,240,879,288	5,278,631,217

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	6,707,628,595	3,565,059,251	170,429
Financial liabilities at fair value through profit or loss		8,761,385
Derivative financial instruments		1,611,909
Repo transactions		23,120,769
Other financial liabilities		1,239,192,958	19,346,980
Financing received from the BCRA and other financial institutions		52,585,712	436,299
Issued corporate bonds		18,038,513
Subordinated corporate bonds		7,748,839	501,674,234
Total Liabilities	6,707,628,595	4,916,119,336	521,627,942

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2025 and December 31, 2024, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
(Profit) / expense from current income tax (1)	(29,618,998)	22,292,492	34,137,663	54,075,869
Expense / (profit) from deferred income tax	24,655,724	112,947,048	4,761,819	(59,233,484)
(Profit) / expense from income tax recognized in the statement of income	(4,963,274)	135,239,540	38,899,482	(5,157,615)
Expense / (profit) from income tax recognized in other comprehensive income	1,207,070	4,127,695	(19,495,551)	(57,017,073)
Total	(3,756,204)	139,367,235	19,403,931	(62,174,688)

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (former AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Regarding to the tax period 2019, on April 22, 2025, the Bank requested to close the evidence stage, and on April 25, 2025, the Court closed the evidence stage and ordered to proceed for final arguments. On June 4, 2025, the Bank presented its final arguments.

On September 10, 2025, the former AFIP filed an appeal against the sentence, which was granted, and on September 25, 2025, the proceedings were received in Courtroom IV of the Federal Contentious and Administrative National Court of Appeals, and the former AFIP was notified of the period to present grievances, which expired on October 13, 2025. The appeal was filed after the due date and in error with the Court of First Instance instead of the Federal Contentious and Administrative National Court of Appeals. The Bank submitted a note to the Court requesting the appeal to be dismissed and the first-instance sentence to be confirmed.

On October 21, 2025, Courtroom IV of the Federal Contentious and Administrative National Court of Appeals declared that the appeal filed by the former AFIP was dismissed because the grievances were not presented correctly.

On November 4, 2025, the former AFIP filed an extraordinary appeal against the sentence that ordered the dismissal to present before the Federal Supreme Court of Justice. The Bank must respond to this appeal before November 20, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Additionally, on February 7, 2025, Banco Macro SA filed a contentious request against Resolution 9/2024. This request is being processed under file No. 855/2025 with the Federal Contentious and Administrative Trial Court No. 5.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.

Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2023

On June 28, 2024, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 1,814,076 (not restated) paid as income tax for the 2023 tax period.

Regarding to the tax period abovementioned, on April 30, 2025, the former AFIP notified the beginning of an income tax audit.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020).

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and the admission of reimbursement is subject to a court decision.

Regarding to the case for tax period 2018, on March 19, 2025, Court No. 2 resolved to admit the reimbursement claim in favor of the Bank. The former AFIP filed an appeal and on June 3, 2025, the case was transferred to the Prosecutor’s Office.

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank’s request, in which it admitted the recovery action for the amount of 4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

On May 27, 2025, Courtroom II of the Federal Contentious and Administrative National Court of Appeals confirmed the first-instance sentence and admitted the reimbursement requested by the Bank for fiscal years 2013 to 2017. In connection with such claim, the former AFIP filed an extraordinary appeal, which was rejected by the Court on June 27, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On July 4, 2025, the national tax authorities filed a complaint appeal with the Federal Supreme Court of Justice. As of the date of issuance of these condensed consolidated interim Financial Statements, the proceedings are in progress in the Court to resolve the complaint.

Reimbursement actions - Banco BMA SAU

Fiscal year 2016 - Banco BMA SAU

On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed with the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.

On February 15, 2024, a note was submitted to the former AFIP requesting that the favorable sentence be considered fulfilled and the balance in favor of the principal plus interest be credited.

On March 18, 2024, the former AFIP proceeded to recognize the balance in favor of the claimed capital (315,987, not restated) in the Tax Accounts System. For the interest owed by the tax authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, not restated).

Fiscal year 2017 - Banco BMA SAU

On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed with the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).

The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.

Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, it has been accumulated with the reimbursement request for the fiscal years 2019-2020, which are in evidence stage.

Fiscal year 2018 - Banco BMA SAU

On May 28, 2019 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 558,439 (not restated) paid to tax authorities as income tax during 2018 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law, plus the related compensatory interest (SIGEA [case and file management system] file 19144-3641/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on November 22, 2019 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).

On April 18, 2023, Banco BMA SAU was notified of the final sentence, which approved the appeal for delay in resolving the reimbursement claim, ordering the former AFIP to return the sum of 558,439 (not restated) plus the applicable interest according to the BCRA’s passive rate. The tax authorities subsequently appealed the sentence on the merits and the interest applied.

On May 15, 2025, the Court issued a sentence and rejected the extraordinary appeal filed by the national tax authorities. This milestone confirms the finality of the sentence that invoked the reimbursement claim for an amount of 558,439, to which must be added the accrued interest up to the payment date. Consequently, the Bank recorded a tax credit with a balance of 1,925,692 as of September 30, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fiscal years 2019 and 2020 - Banco BMA SAU

On December 29, 2022 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 639,325 (not restated) and 965,670 (not restated) paid to tax authorities as income tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the Section VI of the income tax Law (according to Decree 824/2019), one sixth (1/6) in accordance with section 194 incorporated by Law 27541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on June 5, 2023 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process in Courtroom “B”, Office 6). On September 15, 2023, the tax authorities responded to the appeal for delay and ordered the accumulation of the file with that of 2017 (File No. 49836-I).

Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which is in progress.

22.	COMMISSIONS INCOME

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	107,154,023	316,252,952	91,779,400	256,557,315
Commissions related to credit cards	67,932,053	205,467,386	57,812,922	156,352,363
Commissions related to insurance	13,905,041	41,224,554	11,417,036	26,125,789
Commissions related to trading and foreign exchange transactions	7,172,698	19,014,698	5,482,972	15,162,497
Commissions related to securities value	5,529,542	19,493,717	7,341,978	18,292,400
Commissions related to loans	862,338	9,116,595	5,717,555	13,070,838
Commissions related to financial guarantees granted	133,895	651,795	1,358,927	5,625,877
Performance obligations satisfied over certain time period
Commissions related to credit cards	916,141	2,694,572	810,333	2,207,639
Commissions related to trading and foreign exchange transactions	450,703	1,446,670	889,559	3,972,336
Commissions related to loans	17,164	80,427	24,214	69,536
Commissions related to obligations	5,875	11,110	510	741
Total	204,079,473	615,454,476	182,635,406	497,437,331

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Income from foreign currency exchange	14,175,188	27,976,839	168,244	683,981
Translation of foreign currency assets and liabilities into pesos	(27,964,813)	(10,811,509)	21,258,853	198,897,460
Total	(13,789,625)	17,165,330	21,427,097	199,581,441

24.	OTHER OPERATING INCOME

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Services	40,663,303	126,273,046	47,698,525	118,278,840
Adjustments and interest from other receivables	10,374,057	24,497,809	6,290,908	24,067,794
Other receivables from financial intermediation	1,409,919	3,384,762	1,201,654	6,779,016
Adjustments from other receivables with CER clauses	315,746	2,282,823	2,666,931	21,344,758
Other	16,264,639	38,081,938	1,443,245	31,012,038
Total	69,027,664	194,520,378	59,301,263	201,482,446

25.	EMPLOYEE BENEFITS

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Remunerations	141,203,383	402,088,901	148,862,285	446,851,378
Payroll taxes	38,644,766	102,670,445	35,843,254	108,668,667
Compensations and bonuses to employees	40,709,474	81,825,716	20,422,634	73,303,096
Employee services	9,330,335	25,841,466	7,895,646	19,435,417
Total	229,887,958	612,426,528	213,023,819	648,258,558

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

26.	ADMINISTRATIVE EXPENSES

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Taxes	16,600,031	48,494,521	21,895,192	70,148,882
Maintenance, conservation and repair expenses	14,630,557	42,247,080	17,489,052	50,978,088
Security services	11,124,564	32,606,670	10,674,548	26,600,787
Other fees	11,000,638	33,133,687	12,562,535	33,913,698
Software	9,843,593	27,558,063	6,702,439	16,080,345
Armored truck, documentation and events	9,288,302	29,280,400	10,258,639	29,688,893
Advertising and publicity	8,874,764	22,239,196	7,461,425	18,597,915
Electricity and communications	8,806,944	25,768,033	8,895,951	27,294,374
Representation, travel and transportation	1,988,901	5,960,015	1,793,004	5,062,769
Fees to directors and syndics	1,533,135	11,273,786	5,576,247	13,477,532
Insurance	1,391,985	4,118,304	1,547,592	3,482,840
Hired administrative services	1,376,130	6,635,761	8,281,203	25,727,902
Leases	456,417	1,174,785	350,978	1,444,261
Stationery and office supplies	407,929	1,193,200	586,528	1,858,066
Other	4,296,407	12,470,726	4,839,661	12,885,133
Total	101,620,297	304,154,227	118,914,994	337,241,485

27.	OTHER OPERATING EXPENSES

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Turnover tax	129,756,756	356,118,715	93,854,644	347,490,628
From credit cards	48,994,457	131,428,427	37,297,750	133,460,863
Other adjustments and interests for miscellaneous obligations	18,766,896	21,566,501	13,345,319	39,015,698
Charges for other provisions	12,631,980	18,709,173	5,618,088	16,864,950
Deposit guarantee fund contributions	4,981,081	13,706,144	3,784,666	10,209,530
Insurance claims	3,245,016	8,703,616	2,165,507	6,490,166
Loss from sale or impairment of property, plant and equipment	554,234	789,232	84,540	106,760
Donations	324,033	2,147,369	292,607	2,018,586
Taxes	19,007	145,404	92,015	186,589
Loss from sale or impairment of investment properties and other non-financial assets		126,587	18,236	18,236
Other	22,690,658	67,081,438	31,716,303	72,432,288
Total	241,964,118	620,522,606	188,269,675	628,294,294

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	09/30/2025	12/31/2024	09/30/2024	12/31/2023
Cash and deposits in banks	3,190,038,437	3,281,670,869	4,569,652,114	3,195,424,564
Debt securities at fair value through profit or loss	180,167,066	123,427,180		355,249,910
Other debt securities	104,365,884	81,134,850	53,662,149	115,736,036
Loans and other financing	6,832,917	6,296,508	6,396,281	10,736,582
Total	3,481,404,304	3,492,529,407	4,629,710,544	3,677,147,092

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to September 30, 2025, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

In accordance with the provisions of Article 64, Law No. 26831 of Capital Markets and the CNV Regulations, the Board of Directors of Banco Macro SA, at its meeting held on October 8, 2025, has resolved to establish a Program for the Acquisition of Own Shares, with the following conditions:

1.	Maximum investment amount: up to $ 225,000,000,000.

2.	Maximum number of shares to be acquired: up to 30,000,000, Class B registered shares with a face value of $ 1 (one peso) per share and one vote each, an amount that is within the limit of 10% of the Bank's capital stock, in accordance with applicable regulations.

3.	Maximum price to be paid for the shares: up to $ 7,500 per share.

4.	Term for completing the acquisitions: 60 consecutive days, as from the day after the date of publication of the information in the Buenos Aires Stock Exchange Gazette, subject to any renewal or extension of the term, which will be communicated to investors through the same means.

On October 13 and 15, 2025, the Bank acquired 2,000 and 21,107 registered common Class B shares with a face value of $ 1 (one peso) per share and one vote each, at an average price of 7,490 and 7,426.31 per share, for a total amount of 14,980,000 and 156,747,150, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

Dividends paid and proposed

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which had the BCRA’s authorization could distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments. The amount of each dividend installment will be paid in constant currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819 (not restated), representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 3 equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. Installments 1, 2 and 3 have been paid on May 22, 2024, June 26, 2024 and July 22, 2024, respectively, for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency as of each payment date), respectively.

On April 4, 2025, the Shareholders' Meeting approved to distribute cash dividends and/or in kind, in this case measured at market value, for an amount of 300,000,000 (amount expressed in constant currency as of December 31, 2024), representing 469.18 pesos per share, subject to prior BCRA authorization. On June 4, 2025, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 8214 issued on March 13, 2025, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 10 equal, monthly and consecutive installments. As of September 30, 2025, installments 1 to 4 have been paid for an amount of 33,978,991, 34,529,086, 35,185,720 and 35,845,731 (amounts stated in constant currency as of each payment date). As of the date of issuance of these condensed consolidated interim Financial Statements, installment 5 has been paid for an amount of 36,589,874 (amount stated in constant currency as of the payment date).

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of September 30, 2025 and December 31, 2024, the following Bank’s assets are restricted:

Composition	09/30/2025	12/31/2024
Cash and deposits in banks
• Fondo de Riesgo Fintech SGR and Alianza SGR – Deposits in other entities (1).	1,440	4,781
Subtotal cash and deposits in Banks	1,440	4,781

Debt securities at fair value through profit or loss and Other debt securities
• Fondo de Riesgo Fintech SGR and Alianza SGR – Debt securities at fair value through profit or loss (1).	48,261,131	48,534,504
• Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 06/30/2027, to guarantee BYMA Compensated Operations Forward.	4,299,728
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,445,172	2,458,783
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,181,414	1,323,702
• Argentine Treasury Bonds at a discount in pesos adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bills capitalizable in pesos, maturity 05/30/2025, as of September 30, 2025, and Argentine Treasury Bonds in pesos adjusted by CER 4.25%, maturity 02/14/2025, as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	71,330	24,757
• Argentine Treasury Bonds in pesos adjusted by CER 2%, maturity 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.		453,218
• Other.	769,135	1,748,382
Subtotal Debt securities at fair value through profit or loss and Other debt securities	56,027,910	54,543,346

Other financial assets
• Interests derived from contributions made as protector partner (2).	31,536,454	33,160,475
• Fondo de Riesgo Fintech SGR and Alianza SGR – Mutual fund shares (1).	4,566,394	4,996,342
• Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,600,799	1,445,654
• Sundry debtors – other.	798,393	1,115,476
• Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	1,009
Subtotal Other financial assets	38,502,867	40,718,956

Loans and other financing
• Fondo de Riesgo Fintech SGR and Alianza SGR – Loans and other financing (1).	6,321,023	1,492,631
Subtotal Loans and other financing	6,321,023	1,492,631

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	09/30/2025	12/31/2024
Financial assets delivered as a guarantee
• For securities forward contracts.	286,337,464	28,090,837
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	184,931,782	169,040,300
• Guarantee deposits related to credit and debit card transactions.	88,122,120	83,320,470
• Other guarantee deposits.	89,655,743	20,927,732
Subtotal Financial assets delivered as guarantee	649,047,109	301,379,339

Other non-financial assets
• Fondo de Riesgo Fintech SGR and Alianza SGR – Other non-financial assets (1).	24,107	26,747
Subtotal Other non-financial assets	24,107	26,747
Total	749,924,456	398,165,800

(1)	According to Law 24467, as amended, and Fintech SGR by-laws and Alianza SGR by-laws, these entities have a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of September 30, 2025 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono, Secubono and Megabono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Payway Cobro Acelerado, Secubono, Red Surcos and Megabono Crédito) and certificates of participation (Arfintech).

As of September 30, 2025 and December 31, 2024, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 19,794,325 and 6,091,141, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 4,017 and 6,367, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,889,158 and 5,772,006, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 218,667,304 and 115,840,382, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV regulations to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of September 30, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 2,973,982,578 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of September 30, 2025 stated in UVAs amounted to 80,694,389 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of September 30, 2025 stated in UVAs amounted to 23,927,621 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of September 30, 2025 stated in UVAs amounted to 1,042,490 and exceeds the minimum amount required by such regulation established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of September 30, 2025 stated in UVAs amounted to 1,475,899 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity and it is integrated with stock holding balances.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

34.3	As depositary of mutual funds

As of September 30, 2025 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	2,739,882,676	56,238,051
Argenfunds Abierto Pymes II	8,783,667,212	12,891,035
Argenfunds Ahorro Pesos	21,815,672	2,740,126
Argenfunds Financiamiento Pesos	20,587,806,403	21,215,241
Argenfunds Gestión Pesos	35,768,402,933	60,937,768
Argenfunds Infraestructura	4,573,244,689	5,875,016
Argenfunds Inversión Dólares	125,083	177,106
Argenfunds Inversión Pesos	26,215,271,747	25,254,382
Argenfunds Liquidez	13,040,237,832	205,014,046
Argenfunds Liquidez Dólares	5,011,973	6,909,685
Argenfunds Renta Argentina	347,064,862	43,530,945
Argenfunds Renta Balanceada	55,405,000	4,016,294
Argenfunds Renta Capital	4,440,611	6,717,627
Argenfunds Renta Crecimiento	898	2,320
Argenfunds Renta Dinámica	175,507,994,052	63,461,659
Argenfunds Renta Fija	18,909,155	2,072,310
Argenfunds Renta Fija II	33,647,261,392	42,268,508
Argenfunds Renta Flexible	200,205,163	6,394,901
Argenfunds Renta Global	5,092,314	78,178
Argenfunds Renta Mixta	950,231,910	20,721,037
Argenfunds Renta Mixta Plus	843,118	1,179,343
Argenfunds Renta Pesos	7,279	2,823
Argenfunds Renta Total	568,371,479	4,369,056
Argenfunds Renta Variable	2,025,637,360	1,072,530
Argenfunds Retorno Absoluto	93,601,967	2,074,382
Pionero Acciones	27,573,425	27,016,489
Pionero Acciones Argentinas (1)	22,898	5,061,462
Pionero Acciones Plus	7,234,804	1,385,934
Pionero Ahorro Dólares Plus	103,045,157	125,550,930
Pionero Ahorro Dólares	49,449,527	70,843,020
Pionero Ahorro Max (1)	103,273,435	10,047,179
Pionero Argentina Bicentenario	411,654,410	19,276,073
Pionero Capital	2,568,074,133	9,796,433
Pionero Capital Plus (1)	30,026,040	2,479,106
Pionero Crecimiento	2,458,629,721	20,387,358
Pionero Desarrollo	5,190,066,280	63,508,158
Pionero Dólar Dinámico	31,402,547	43,099,465
Pionero Dólar Gestión	1,000	1,367
Pionero Empresas FCI Abierto Pymes	464,726,649	27,881,696
Pionero FF	124,534,857	24,726,931
Pionero Gestión	2,662,055,670	67,910,750

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Fondo Común de Inversión Abierto para el Financiamiento de la Infraestructura y la Economía Real	764,254,221	4,102,509
Pionero Inversión Dólares	10,916,311	16,243,086
Pionero Moneda	10,196,959,140	12,425,638
Pionero Money Market Dólares	352,818,305	487,640,467
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	50,991,382,567	83,779,481
Pionero Performance	212	100
Pionero Performance II	50,038	2,097
Pionero Performance III	666	99
Pionero Pesos	6,356,783,879	536,862,899
Pionero Pesos Plus	44,712,111,533	2,213,438,988
Pionero Pesos Plus II (1)	1,164,291,719	232,050,336
Pionero Premium (1)	6,128,787,492	25,084,128
Pionero Recovery	3,070,697,859	5,340,407
Pionero Renta	9,936,502	10,605,942
Pionero Renta Ahorro	570,279,912	136,925,838
Pionero Renta Ahorro Plus	720,616,876	41,129,977
Pionero Renta Balanceado	4,501,475,912	47,629,762
Pionero Renta Crecimiento (1)	6,490,688	8,898,736
Pionero Renta Dólar Estrategia	11,705,858	19,434,280
Pionero Renta Dólares	25,021,568	40,110,983
Pionero Renta Dólares Plus	4,826,072	8,922,755
Pionero Renta Estratégico	485,023,420	24,234,635
Pionero Renta Fija Dólares	20,940,410	39,345,350
Pionero Renta Global (1)	37,140,459	7,210,136
Pionero Renta Mixta I	322,074,803	15,761,664
Pionero Renta Pesos	30,399,429	5,028,961
Pionero Retorno	7,851,544,078	11,970,036
Pionero Retorno Total	15,305,217	1,144,269

(1)	Between the end of the period and the issuance of these condensed consolidated interim Financial Statements, Macro Fondos SGFCISA has requested authorization from the CNV for the reorganization and merger of the following funds:

Date	Absorbing funds	Absorbed funds	File code
10/01/2025	Pionero Pesos Plus	Pionero Pesos Plus II y Pionero Premium	EX-2025-109155911- -APN-GFCI#CNV
10/13/2025	Pionero Patrimonio I	Pionero Ahorro Max	EX-2025-113717226- -APN-GFCI#CNV
10/27/2025	Pionero Renta	Pionero Renta Crecimiento	EX-2025-119185003- -APN-GFCI#CNV
10/27/2025	Pionero Renta Ahorro Plus	Pionero Renta Global	EX-2025-119187327- -APN-GFCI#CNV
10/27/2025	Pionero Acciones	Pionero Acciones Argentinas	EX-2025-119182960- -APN-GFCI#CNV
10/27/2025	Pionero FF	Pionero Capital Plus	EX-2025-119146973- -APN-GFCI#CNV

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2025 are listed below, indicating the amounts as of month-end of the related items:

Items	09/30/2025
Cash and deposits in banks
Amounts in BCRA accounts	2,151,106,186
Other debt securities
Government securities computable for the minimum cash requirements	1,715,111,981
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	184,931,782
Total	4,051,149,949

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of September 30, 2025:

Summary proceedings filed by the BCRA

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. The BCRA decided to maintain the charges and raised the case to the Economic Criminal Court, where the Economic Criminal Court No. 1 was selected. On 06/23/2025, the Court issued a sentence, acquitting Banco Macro SA and all other natural persons accused from all guilt and charges. This sentence was notified to both the responsible parties and the Public Prosecutor's Office on 06/24/2025, leaving it as final sentence, and therefore the case is definitively concluded and favorable for all the defendants.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, for its resolution in court, which were rejected because the Court in Economic and Criminal Matters considered that the resolutions issued by the BCRA during the summary investigation are not appealable.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: on 10/03/2024 the BCRA notified the opening of the evidence stage for 20 business days. As of the date of issuance of these condensed consolidated interim Financial Statements, the evidence stage has concluded and the argument has been presented, and it remains for the BCRA to submit the proceedings to the Federal Court in Economic and Criminal Matters to pronounce sentence.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Banco Itaú Argentina SA, General Manager of former Banco BMA SAU, 1 member of the Board of Directors, Regular Head of Foreign Exchange Control, Alternate Head of Foreign Exchange Control, Transactions Manager and Head of Foreign Trade.

Status: on October 25, 2022, former Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the evidence stage. On May 13, 2024, each of the defendants lodged their memorials. On March 27, 2025, the BCRA decided to send the summary proceedings to the National Court of Appeals in Economic Criminal Matters. The case was assigned to Economic Criminal Court No. 10, Secretariat No. 20, where it is settled down, for resolution.

Criminal foreign exchange summary proceedings: No. 8461 dated 09/18/2025.

Reason: alleged infringements of Communiqués “A” 6770 point 18 and “A” 6844 points 1.2 and 5.3 issued by the BCRA that would constitute infractions of the exchange regulations, and that would framed under the exchange criminal types provided by sections e) and f) of art. 1 of the Criminal Law.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader Manager, Banking Transactions Manager and Regular Head of Foreign Exchange Control to the BCRA.

Status: the case is in its initial stage and on 10/17/2025 the defenses were filed (by Banco Macro and the notified defendant).

Additionally, there are pending summary proceedings with the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board of Directors, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the National Court of Appeals in Federal Civil and Commercial Matters (CNACAF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy. On 09/05/2024, the Courtroom II of the Federal Civil and Commercial Court decided to deny the extraordinary appeal filed. On 09/12/2024, the CNV filed a complaint appeal against the denial of the Extraordinary Federal Appeal. The file is currently at the Attorney General's Office since 09/05/2025.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the individuals subject to summary proceedings were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending with the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the evidence stage was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. On 08/30/2024 the Legal Matters Management issued a verdict analyzing the legality of the proceedings, emphasizing the lack of a quorum in the Advisory Council, which allows the President of the UIF to make decisions without its intervention. It was concluded that, despite material errors corrected, there are no legal objections to continue with the administrative procedure, emphasizing the importance of the UIF in the prevention of financial crimes. On 09/17/2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for noncompliance with the regulations for the anti-money laundering and terrorist financing. On 10/30/2024, a direct appeal was filed with the CNACF against Resolution No. RESAP-2024-13-APN-UIF#MJ, which is being processed in Chamber I of the aforementioned Court of Appeals, under the file “BANCO MACRO SA Y OTROS c/ UIF (EX 379/15 - RESOL 13/24) s/CODIGO PENAL - LEY 25246 - DTO 290/07 ART 25” (File No. 18631/2024). On 12/17/2024, the Court served notice on the Prosecutor, who issued his verdict on 02/11/2025 verifying that the direct appeals were filed on time. On 02/24/2025, the transfer of the appeals to the UIF was ordered for a period of 30 days. On this matter, on 03/11/2025 the UIF was notified of the transfer. On 04/24/2025, the UIF responded to the direct appeal filed, requesting its rejection and the confirmation of the fine. On 04/25/2025 the Court accepted the response to the transfer and sent the case files to the agreement to pronounce sentence.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

37.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 09/30/2025		09/30/2025	12/31/2024
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	562,533,716	509,423,073
Non-subordinated – Class G	USD	530,000,000	(2)	USD	530,000,000	723,560,394
Non-subordinated – Series XXXII	1,000,000		(3)	1,000,000			18,038,513
Total						1,286,094,110	527,461,586

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the General Regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Directors resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, Class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

The reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity. On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On June 23, 2025, under the abovementioned Global Program, the Bank issued Class G Corporate Bonds in US dollars at a fixed rate of 8%, fully amortizable upon maturity (June 23, 2029) for a face value of USD 400.000.000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated April 14, 2025. Interest is paid semiannually on June 23 and December 23 of every year.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class G Corporate Bonds in full, but not partially, respecting current regulations regarding equal treatment among investors. The Bank intends to use the funds arising from this issue in accordance with Corporate Bonds Law and BCRA regulations. These purposes are as follows:

a)	Payment and/or refinancing of existing debt.

b)	Investments in fixed assets located in Argentina.

c)	Working capital in Argentina.

d)	Acquisition of companies or businesses located in Argentina.

e)	Capital contributions and/or financing of commercial activities of some of its subsidiaries or related companies.

f)	General financing needs related to its commercial activity.

Additionally, on July 29, 2025, the Bank offered for subscription additional Class G simple corporate bonds (not convertible into shares), with the same characteristics previously described, for a face value of USD 200,000,000. As a result of this offering, on August 4, 2025, the Bank issued and settled corporate bonds for a face value of USD 130,000,000.

As of the date of issuance of these condensed consolidated interim Financial Statements, the total face value of Class G corporate bonds amounts to USD 530,000,000.

(3)	On February 29, 2008, the shareholders’ meeting of former Banco BMA SAU, now merged with Banco Macro SA, approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of former Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, former Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

As of the date of issuance of these condensed consolidated interim Financial Statements, Series XXXII corporate bonds have been fully paid.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2025 and December 31, 2024, is as follows:

Composition	09/30/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	11,847,024,911	13,113,817,174
Preferred and other collaterals received from customers (1)	3,072,022,289	2,294,608,595
Outstanding checks not yet paid	294,807,642	308,731,841
Checks already deposited and pending clearance	200,195,151	220,831,730

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed with the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request in the Court. The aforementioned cautionary action is being processed in the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

On 05/22/2025, the Courtroom III of the Court issued a sentence confirming the cautionary action in favor of the Bank. However, the former AFIP filed an extraordinary appeal, which was rejected by the Court in a sentence of 07/03/2025. Finally, the former AFIP filed a direct complaint appeal with the CSJN, which is pending resolution.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

39.2	Other claims

The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed in these consolidated Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserve for future distribution of earnings, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of September 30, 2025 was 177,015,346 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 8214, the BCRA established that up to December 31, 2025, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in ten equal, monthly and consecutive installments (from June 30, 2025 and no earlier than the penultimate working day of the following months). Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting or the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of what is expected by the Communiqué "A” 8214, must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Moreover, the Regular Shareholders’ Meeting of Banco Macro SA held on April 4, 2025 decided to applied the unappropriated retained earnings for an amount of 314,113,791 (not restated) as follows (the figures mentioned below are stated in constant currency as of December 31, 2024):

a)	62,524,570 to the Legal Reserve;

b)	6,926,474 to the Personal Asset Tax on Business Companies; and

c)	244,662,747 to the Optional Reserve for Future Distribution of Earnings.

In addition, as it is mentioned in Note 30, the aforementioned Shareholders decided to partially apply the Optional Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 300,000,000 (figure stated in constant currency as of December 31, 2024) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On June 4, 2025, the BCRA authorized this earnings distribution. See also Note 30.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2025, along with its integration (computable equity liability) as of the end of such month:

Item	09/30/2025
Minimum capital requirements (1)	1,246,465,674
Computable equity	4,547,905,994
Capital surplus	3,301,440,320

(1)	Regarding the maximum limits established by the BCRA for “Credit Graduation” measured on an individual basis, in September 2025 the Bank observed an excess of 661,197 on the basis of the monthly average. This excess was transferred as an increase in requirement by minimum capital credit risk, without generated a non-compliance of such prudential regulation. As of the date of issuance of these condensed consolidated interim Financial Statements, the aforementioned situation has been regularized.

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3, section "Unit of measurement") and the rising interest rates.

On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the foreign exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, allowed a significate reduction in the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200% during the last quarter of 2023, which as of the date of issuance of these condensed consolidated interim Financial Statements arises to 1%. In April 2025, new measures aimed at easing regulations related to access to the foreign exchange market were established, including the establishment of floating bands (between Ps. 1,000 and Ps. 1,400, range to be updated at a negative monthly rate of 1% for the lower limit and a positive monthly rate of 1% for the upper limit) within which the dollar exchange rate in the foreign exchange market may fluctuate, the elimination of foreign exchange restrictions applicable to individuals, the authorization for companies to transfer dividends abroad to non-resident shareholders corresponding to fiscal years beginning on or after January 1, 2025, and more flexibility to make payments abroad for imports of goods and services, among other regulations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, as part of the measures taken since the beginning of its term of office, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit, including debt exchanges of the BCRA with the banks and their transfer to the National Treasury, puts on government securities held by financial institutions, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, significantly reducing inflation levels (6% during the third quarter of 2025) and nominal interest rates, although the latter mentioned have presented a higher level of volatility.

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743. In April 2025, the IMF Executive Board approved a program of Extended Fund Facility (EFF) for a total amount of approximately USD 20 billion, also approving an immediate initial disbursement of USD 12 billion and an additional disbursement of USD 2 billion completed during August 2025. Additionally, on the same date, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to USD 12 billion and USD 10 billion, respectively. Finally, on October 20, 2025, the BCRA announced the signing of a currency stabilization agreement with the United States Treasury Department for an amount of up to USD 20 billion for the execution of bilateral currency swap operations between both parties.

On a broader level, the National Government's program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others.

Finally, on October 26, 2025, national legislative elections were held, which results will imply an increase in the governing party's parliamentary representation. In the following days, there was a significant increase in the price of argentine financial assets and a reduction in the country risk were observed. Concurrently, the National Government announced a call to the other political forces to seek consensus to advance in its package of economic, labor, and tax reforms, among others.

Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank's Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
62	Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	09/30/2025	12/31/2024
In normal situation	3,425,979,727	2,128,365,833
With senior “A” collateral and counter-collateral	97,309,901	108,050,495
With senior “B” collateral and counter-collateral	266,477,097	196,314,214
Without senior collateral or counter-collateral	3,062,192,729	1,824,001,124
Subject to special monitoring	7,474,580	3,722,024
In observation
With senior “B” collateral and counter-collateral	3,698,199	3,722,024
Without senior collateral or counter-collateral	3,776,381
Troubled	13,779,399
Without senior collateral or counter-collateral	13,779,399
With high risk of insolvency	7,722,346	6,300,203
With senior “B” collateral and counter-collateral	4,404,211	5,589,359
Without senior collateral or counter-collateral	3,318,135	710,844
Irrecoverable	8,045,917	12,623,080
With senior “B” collateral and counter-collateral	6,161,356	5,677,667
Without senior collateral or counter-collateral	1,884,561	6,945,413
Subtotal commercial	3,463,001,969	2,151,011,140

Jorge Pablo Brito
63	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	09/30/2025	12/31/2024
Performing	6,830,470,720	5,267,423,676
With senior “A” collateral and counter-collateral	371,395,185	402,382,679
With senior “B” collateral and counter-collateral	606,229,568	301,929,249
Without senior collateral or counter-collateral	5,852,845,967	4,563,111,748
Low risk	182,586,858	58,796,020
With senior “A” collateral and counter-collateral	4,798,141	1,137,828
With senior “B” collateral and counter-collateral	8,797,226	3,698,820
Without senior collateral or counter-collateral	168,991,491	53,959,372
Low risk - in special treatment	3,187,123	553,205
With senior “A” collateral and counter-collateral	105,204
With senior “B” collateral and counter-collateral	750
Without senior collateral or counter-collateral	3,081,169	553,205
Medium risk	175,534,892	40,213,689
With senior “A” collateral and counter-collateral	2,628,124	206,074
With senior “B” collateral and counter-collateral	3,128,696	803,159
Without senior collateral or counter-collateral	169,778,072	39,204,456
High risk	101,160,954	27,691,334
With senior “A” collateral and counter-collateral	1,242,627	279,694
With senior “B” collateral and counter-collateral	4,741,160	182,214
Without senior collateral or counter-collateral	95,177,167	27,229,426
Irrecoverable	38,405,118	9,762,855
With senior “A” collateral and counter-collateral	91,588	3,293
With senior “B” collateral and counter-collateral	707,259	604,607
Without senior collateral or counter-collateral	37,606,271	9,154,955
Subtotal consumer and mortgage	7,331,345,665	5,404,440,779
Total	10,794,347,634	7,555,451,919

Jorge Pablo Brito
64	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	09/30/2025	12/31/2024
Loans and other financing	10,123,604,763	7,076,090,772
Added:
Allowances for loans and other financing	400,191,885	150,428,182
Adjustment amortized cost and fair value	14,076,360	18,862,151
Debt securities of financial trust - Measured at amortized cost	1,752,222	1,598,503
Corporate bonds	2,099,640	7,723,630
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(8,542,859)	(2,440,927)
Guarantees provided and contingent liabilities	261,165,623	303,189,608
Total computable items	10,794,347,634	7,555,451,919

65	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	09/30/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	1,204,178,152	11.16	631,825,547	8.36
50 next largest customers	1,202,377,202	11.14	664,686,256	8.80
100 next largest customers	472,402,996	4.38	386,895,808	5.12
Other customers	7,915,389,284	73.32	5,872,044,308	77.72
Total (1)	10,794,347,634	100.00	7,555,451,919	100.00

(1)	See reconciliation in Exhibit B.

66	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	1,220	7,980,224	26,544,763	27,568,265	49,905,779	57,294,290	33,956,713	203,251,254
Financial sector		118,399,242	5,685,210	10,142,726	54,474,293	14,371,903	5,181,977	208,255,351
Non-financial private sector and foreign residents	142,539,453	3,458,949,177	1,482,240,474	1,685,627,093	2,175,590,745	2,041,975,158	2,779,445,381	13,766,367,481
Total	142,540,673	3,585,328,643	1,514,470,447	1,723,338,084	2,279,970,817	2,113,641,351	2,818,584,071	14,177,874,086

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		6,240,926	15,668,890	16,210,724	39,506,168	42,222,679		119,849,387
Financial sector		76,301,872	214,161	296,495	10,225,135	1,936,475	4,735	88,978,873
Non-financial private sector and foreign residents	41,121,321	2,681,673,983	1,007,356,774	1,172,531,918	1,369,302,024	1,507,836,061	1,619,634,766	9,399,456,847
Total	41,121,321	2,764,216,781	1,023,239,825	1,189,039,137	1,419,033,327	1,551,995,215	1,619,639,501	9,608,285,107

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

67	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	871,977,384	50	3,538,740	1,069,711	11,281,863		117,819,413	(3,984)	172,267		14,339,956	131,983,118	753,745,158
Furniture and facilities	130,055,362	10	3,165,611	522	13,601,437	597	66,139,919	(230)	42,453	(8,054)	9,843,323	75,932,505	70,889,980
Machinery and equipment	140,272,664	5	12,706,967	6,199	936,952	10,588	70,177,462	(2,818)	6,199	3,978	19,450,728	89,623,151	64,297,821
Vehicles	30,521,050	5	1,552,816	2,100,641	(9,835)	4,687	22,605,809	2,817	1,708,680	2,110	2,369,872	23,271,928	6,696,149
Other	54,048	3	4,381			4,819	20,700			10,053	6,685	37,438	25,810
Work in progress	39,511,749		32,997,624		(26,100,464)								46,408,909
Right of use real property	85,156,882	5	9,505,999	8,425,918		22,066	65,112,842		5,575,727	5,059	7,891,586	67,433,760	18,825,269
Right of use furniture	8,575,752	5	1,009,502				2,797,341				1,638,075	4,435,416	5,149,838
Total property, plant and equipment	1,306,124,891		64,481,640	11,602,991	(290,047)	42,757	344,673,486	(4,215)	7,505,326	13,146	55,540,225	392,717,316	966,038,934

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	894,323,276	50	10,269,079	40,226,238	7,611,267		138,228,331	21,245	45,605,183		25,175,020	117,819,413	754,157,971
Furniture and facilities	158,467,831	10	4,142,133	36,714,855	4,162,267	(2,014)	90,600,713	(520)	35,200,712	(307)	10,740,745	66,139,919	63,915,443
Machinery and equipment	260,249,652	5	29,314,339	150,137,996	933,179	(86,510)	195,304,778	(1,628)	149,582,111	(16,234)	24,472,657	70,177,462	70,095,202
Vehicles	29,543,853	5	3,397,230	2,381,235		(38,798)	20,875,670		1,548,294	(10,816)	3,289,249	22,605,809	7,915,241
Other	19,913,039	3	3,210	19,823,037		(39,164)	19,711,290		19,704,288	(5,502)	19,200	20,700	33,348
Work in progress	22,699,787		28,974,696	381,469	(11,781,265)								39,511,749
Right of use real property	92,824,336	5	12,758,068	18,312,558	(1,958,094)	(154,870)	71,160,030	(1,045,513)	17,519,096	(28,376)	12,545,797	65,112,842	20,044,040
Right of use furniture	6,617,659	5			1,958,093		1,138,009	1,045,512			613,820	2,797,341	5,778,411
Total property, plant and equipment	1,484,639,433		88,858,755	267,977,388	925,447	(321,356)	537,018,821	19,096	269,159,684	(61,235)	76,856,488	344,673,486	961,451,405

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

68	Jorge Pablo Brito Chairperson

EXHIBIT F

(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	3,280,406	5			700,391		630,653	142,918		51,789	825,360	3,155,437
Other investment properties	84,944,428	50	7,258,815	913,243	(513,926)	544	4,510,886	(143,090)	913,243	2,855,831	6,310,384	84,466,234
Total investment property	88,224,834		7,258,815	913,243	186,465	544	5,141,539	(172)	913,243	2,907,620	7,135,744	87,621,671

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	3,280,407	5			(1)		566,790			63,863	630,653	2,649,753
Other investment properties	78,112,295	50	7,914,838	1,080,184	1	(2,522)	3,762,997	9,497	1,103,218	1,841,610	4,510,886	80,433,542
Total investment property	81,392,702		7,914,838	1,080,184		(2,522)	4,329,787	9,497	1,103,218	1,905,473	5,141,539	83,083,295

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

69	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	88,813,557	5	8,458,425			60,588,391			13,096,538	73,684,929	23,587,053
Other intangible assets	353,262,911	5	51,226,102		212,481	201,617,245		327	53,431,563	255,048,481	149,653,013
Total intangible assets	442,076,468		59,684,527		212,481	262,205,636		327	66,528,101	328,733,410	173,240,066

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	117,311,362	5	9,275,799	63,915,558	26,141,954	81,198,361	27,265,888	62,890,949	15,015,091	60,588,391	28,225,166
Other intangible assets	517,090,166	5	65,587,191	203,298,259	(26,116,187)	353,551,393	(26,220,091)	200,421,793	74,707,736	201,617,245	151,645,666
Total intangible assets	634,401,528		74,862,990	267,213,817	25,767	434,749,754	1,045,797	263,312,742	89,722,827	262,205,636	179,870,832

70	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	09/30/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,677,335,410	14.21	1,523,176,634	14.83
50 next largest customers	1,013,157,662	8.58	1,225,009,931	11.92
100 next largest customers	499,184,797	4.23	430,595,171	4.19
Other customers	8,615,387,642	72.98	7,094,076,539	69.06
Total	11,805,065,511	100.00	10,272,858,275	100.00

71	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	10,690,819,488	890,102,078	190,958,643	155,398,895	5,012,342	251,959	11,932,543,405
From the non-financial public sector	794,132,084	77,565,520	15,756,383	4,091			887,458,078
From the financial sector	15,441,448						15,441,448
From the non-financial private sector and foreign residents	9,881,245,956	812,536,558	175,202,260	155,394,804	5,012,342	251,959	11,029,643,879

Liabilities at fair value through profit or loss	12,462,457						12,462,457

Derivative financial instruments	280,992	1,010,263		1,850,255			3,141,510

Repo transactions	207,575,894						207,575,894
Other financial entities	207,575,894						207,575,894

Other financial liabilities	1,385,383,554	5,605,206	6,502,124	12,251,350	22,017,819	46,675,636	1,478,435,689

Financing received from the BCRA and other financial institutions	19,394,191	30,027,049	50,588,642	30,180,987	230,797		130,421,666

Issued corporate bonds		22,558,305		28,971,566	57,943,132	840,175,413	949,648,416

Subordinated corporate bonds		18,141,545		18,141,545	564,326,859		600,609,949
Total	12,315,916,576	967,444,446	248,049,409	246,794,598	649,530,949	887,103,008	15,314,838,986

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

72	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,664,912,180	452,343,715	122,767,913	79,348,665	180,884	29,202	10,319,582,559
From the non-financial public sector	713,069,069	24,909,191	335,730	52,032,412			790,346,402
From the financial sector	14,663,791						14,663,791
From the non-financial private sector and foreign residents	8,937,179,320	427,434,524	122,432,183	27,316,253	180,884	29,202	9,514,572,366

Liabilities at fair value through profit or loss	8,761,385						8,761,385

Derivative financial instruments	351,404	550,229	508,671	201,605			1,611,909

Repo transactions	23,304,204						23,304,204
Other financial entities	23,304,204						23,304,204

Other financial liabilities	1,213,837,997	3,591,812	3,763,076	5,868,827	12,007,249	31,218,593	1,270,287,554

Financing received from the BCRA and other financial institutions	22,642,986	20,221,388	9,939,123	115,913	223,620	212,679	53,355,709

Issued corporate bonds		116,488	127,238	18,690,516			18,934,242

Subordinated corporate bonds			16,670,154	16,670,154	535,226,637		568,566,945
Total	10,933,810,156	476,823,632	153,776,175	120,895,680	547,638,390	31,460,474	12,264,404,507

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

73	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	09/30/2025
Provisions for eventual commitments	9,592,893	8,816,858			(2,048,301)	16,361,450
For administrative, disciplinary and criminal penalties	610				(110)	500
Other	11,226,825	10,776,838		6,801,769	(2,033,117)	13,168,777
Total provisions	20,820,328	19,593,696		6,801,769	(4,081,528)	29,530,727

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2024
Provisions for eventual commitments	5,596,732	8,828,950	92,552	365,643	(4,374,594)	9,592,893
For administrative, disciplinary and criminal penalties	1,328	19,807		19,807	(718)	610
Other	17,624,513	11,573,736	314,073	7,166,982	(10,490,369)	11,226,825
Total provisions	23,222,573	20,422,493	406,625	7,552,432	(14,865,681)	20,820,328

74	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	09/30/2025					12/31/2024
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	2,248,149,461	2,214,027,658	31,192,253	304,605	2,624,945	2,494,023,466
Debt securities at fair value through profit or loss (1)	161,542,541	161,542,541				160,639,329
Other financial assets	112,321,547	112,228,782	92,765			95,215,364
Loans and other financing	2,548,568,760	2,545,296,577	3,272,183			1,374,653,156
Other financial entities	123,594	123,594				63,162
Non-financial private sector and foreign residents	2,548,445,166	2,545,172,983	3,272,183			1,374,589,994
Other debt securities	113,334,116	113,334,116				101,075,251
Financial assets delivered as guarantee	85,579,070	85,482,785	96,285			31,862,230
Equity instruments at fair value through profit or loss	514,797	514,797				372,658
Total assets	5,270,010,292	5,232,427,256	34,653,486	304,605	2,624,945	4,257,841,454

Liabilities
Deposits	3,888,235,937	3,863,157,770	25,078,167			3,367,251,718
Non-financial public sector	164,604,026	164,604,026				115,649,450
Financial sector	15,046,468	15,046,468				13,859,334
Non-financial private sector and foreign residents	3,708,585,443	3,683,507,276	25,078,167			3,237,742,934
Liabilities at fair value through profit or loss	11,875,457	11,875,457
Other financial liabilities	224,896,570	221,077,481	3,565,143	111	253,835	197,457,353
Financing received from the BCRA and other financial institutions	127,208,029	124,071,599	3,136,430			52,690,771
Issued corporate bonds	723,560,394	723,560,394
Subordinated corporate bonds	562,533,716	562,533,716				509,423,073
Other non-financial liabilities	4,718,555	4,718,555				5,083,529
Total liabilities	5,543,028,658	5,510,994,972	31,779,740	111	253,835	4,131,906,444

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 35,128,769.

75	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
For measurement of financial assets at fair value through profit or loss
(Loss) / gain from government securities	(2,881,604)	132,788,917	150,830,791	2,549,544,978
Gain from private securities	15,088,004	28,279,309	5,473,603	29,953,306
Gain from derivative financial instruments
Forward transactions	23,161,644	31,862,657	4,027,350	19,475,662
Gain from other financial assets	525,988	2,813,362	1,351,429	9,251,915
(Loss) / gain from equity instruments at fair value through profit or loss	(3,239,051)	15,985,594	612,471	4,500,437
(Loss) / gain from sale or write-off of financial assets at fair value (1)	(13,135,958)	3,192,312	5,412,417	(18,233,685)
For measurement of financial liabilities at fair value through profit or loss
Gain / (loss) from derivative financial instruments
Options	11,103	(263,906)	(31,226,403)	(50,002,814)
Total	19,530,126	214,658,245	136,481,658	2,544,489,799

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

76	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Interest income
for cash and bank deposits	4,944,827	10,379,100	5,481,099	15,902,989
for government securities	264,349,014	882,144,452	631,734,101	913,034,102
for private securities	529,513	1,588,508	134,134	2,880,502
for loans and other financing
Non-financial public sector	16,741,280	30,718,748	6,226,016	10,360,807
Financial sector	11,639,772	19,602,671	707,626	3,964,595
Non-financial private sector
Overdrafts	171,355,766	355,195,565	80,414,261	296,444,356
Documents	91,150,563	216,909,472	49,473,710	212,921,123
Mortgage loans	51,313,857	165,394,446	63,997,513	376,856,469
Pledge loans	8,877,113	21,940,250	4,906,888	14,790,729
Personal loans	344,893,134	960,072,479	168,053,807	430,623,139
Credit cards	93,343,717	274,181,114	71,292,059	273,175,949
Financial leases	2,819,424	8,692,517	3,517,817	13,496,903
Other	138,165,960	333,675,383	85,490,924	324,470,824
for repo transactions
Central Bank of Argentina	436,936	436,936	21,493,368	359,165,784
Other financial entities	5,896,064	7,934,292	2,985,550	3,367,063
Total	1,206,456,940	3,288,865,933	1,195,908,873	3,251,455,334

Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(20,605,873)	(43,333,635)	(21,018,008)	(186,091,202)
Saving accounts	(4,165,542)	(15,234,119)	(7,571,556)	(44,989,273)
Time deposits and investments accounts	(471,428,157)	(1,145,047,183)	(336,262,218)	(1,674,096,668)
Other	2		(115)	(246)
for financing received from the BCRA and other financial institutions	(962,064)	(1,645,032)	(845,889)	(4,627,913)
for repo transactions
Other financial entities	(3,025,700)	(4,510,775)	(37,586)	(10,034,599)
for other financial liabilities	(4,955,035)	(12,501,777)	(2,730,760)	(11,887,976)
for issued corporate bonds	(14,385,512)	(18,903,588)	(3,158,413)	(16,986,786)
for other subordinated corporate bonds	(8,855,325)	(24,754,950)	(8,403,281)	(27,760,164)
Total	(528,383,206)	(1,265,931,059)	(380,027,826)	(1,976,474,827)

77	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
For debt government securities	8,165,172	52,427,568	(6,440,388)	620,223	(66,007,691)	49,020,297	(56,805,664)	(143,534,091)
Total	8,165,172	52,427,568	(6,440,388)	620,223	(66,007,691)	49,020,297	(56,805,664)	(143,534,091)

	Income of the period
Item	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Commissions income
Commissions related to obligations	107,159,899	316,264,062	91,787,327	256,496,710
Commissions related to credits	879,502	9,197,022	5,734,351	13,201,720
Commissions related to loans commitments and financial guarantees	133,895	651,795	1,358,927	5,625,877
Commissions related to securities value	5,529,543	19,493,717	7,341,979	18,292,400
Commissions for credit cards	68,848,192	208,161,958	58,623,255	158,560,002
Commissions for insurances	13,905,041	41,224,554	11,417,036	26,125,789
Commissions related to trading and foreign exchange transactions	7,623,401	20,461,368	6,372,531	19,134,833
Total	204,079,473	615,454,476	182,635,406	497,437,331

Commissions expenses
Commissions related to debt securities trading	(33,414)	(79,453)	(92,867)	(636,804)
Commissions related to trading and foreign exchange transactions	(1,310,267)	(3,139,391)	(1,218,027)	(4,857,674)
Other
Commissions paid ATM exchange	(17,710,234)	(56,406,858)	(20,341,514)	(48,459,251)
Checkbooks commissions and clearing houses	(5,897,812)	(17,564,129)	(4,335,848)	(11,240,717)
Credit cards and foreign trade commissions	(1,811,981)	(5,210,695)	(1,426,061)	(4,124,708)
Total	(26,763,708)	(82,400,526)	(27,414,317)	(69,319,154)

78	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	09/30/2025
Other financial assets	341,404	(172,772)		1,631,939	(87,513)	1,713,058
Loans and other financing	150,428,182	63,564,653	80,501,874	138,655,659	(32,958,483)	400,191,885
Other financial entities	36,241	51,080	(226)		(8,649)	78,446
To the non-financial private sector and foreign residents
Overdrafts	14,818,443	4,929,730	7,624,503	5,877,978	(3,062,953)	30,187,701
Documents	6,768,588	1,229,052	326,793	4,834,692	(1,336,860)	11,822,265
Mortgage loans	10,672,071	1,648,829	3,537,120	3,251,427	(2,090,204)	17,019,243
Pledge loans	2,075,178	(246,609)	1,592,645	1,052,858	(423,655)	4,050,417
Personal loans	51,043,725	32,626,218	38,699,546	67,162,161	(12,101,547)	177,430,103
Credit cards	43,394,874	18,921,732	16,601,866	44,237,213	(9,492,203)	113,663,482
Financial leases	537,982	(279,717)	54,386	165,004	(93,219)	384,436
Other	21,081,080	4,684,338	12,065,241	12,074,326	(4,349,193)	45,555,792
Eventual commitments	9,592,893	7,272,468	1,406,815		(1,910,726)	16,361,450
Other debt securities	7,094	2,855			(1,303)	8,646
Total allowances	160,369,573	70,667,204	81,908,689	140,287,598	(34,958,025)	418,275,039

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,581,042	(410,799)	916	48	(829,803)	341,404
Loans and other financing	142,487,497	45,086,666	14,285,276	29,907,887	(81,339,144)	150,428,182
Other financial entities	61,688	8,677	276		(34,400)	36,241
To the non-financial private sector and foreign residents
Overdrafts	19,132,637	5,737,043	(1,673,531)	2,320,773	(10,698,479)	14,818,443
Documents	8,667,731	2,228,281	(117,906)	922,053	(4,931,571)	6,768,588
Mortgage loans	12,992,833	1,574,092	1,051,378	2,381,970	(7,328,202)	10,672,071
Pledge loans	928,911	1,392,045	277,456	46,115	(569,349)	2,075,178
Personal loans	26,601,085	18,400,849	8,198,869	13,726,381	(15,883,459)	51,043,725
Credit cards	28,395,956	9,622,126	7,153,191	14,996,881	(16,773,280)	43,394,874
Financial leases	283,856	288,662	42,720	89,217	(166,473)	537,982
Other	45,422,800	5,834,891	(647,177)	(4,575,503)	(24,953,931)	21,081,080
Eventual commitments	5,596,732	6,534,519	802,368	(542)	(3,340,184)	9,592,893
Other debt securities	31,899	(6,253)		(183)	(18,369)	7,094
Total allowances	149,697,170	51,204,133	15,088,560	29,907,210	(85,527,500)	160,369,573

79	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2025	12/31/2024
ASSETS
Cash and deposits in banks	8 and 26		3,055,727,347	3,191,817,524
Cash			356,769,740	507,433,340
Central Bank of Argentina			2,151,106,186	2,285,510,509
Other local and foreign entities			547,758,438	332,045,012
Other			92,983	66,828,663
Debt securities at fair value through profit or loss	8	A	582,708,910	701,783,634
Derivative financial instruments	8		18,978,132	23,519,691
Other financial assets	5, 7 and 8	R	351,925,266	542,104,240
Loans and other financing	6, 7 and 8	B, C, D and R	10,092,317,749	7,043,387,933
Non-financial public sector			132,456,237	85,299,022
Other financial entities			160,938,103	77,000,241
Non-financial private sector and foreign residents			9,798,923,409	6,881,088,670
Other debt securities	7 and 8	A and R	3,526,283,629	3,719,656,505
Financial assets delivered as guarantee	8 and 29		614,162,628	285,944,700
Current income tax assets	19			102,016,096
Equity instruments at fair value through profit or loss	8	A	22,267,611	9,436,426
Investments in subsidiaries, associates and joint ventures	10		251,549,032	337,521,845
Property, plant and equipment		F	964,644,742	960,069,853
Intangible assets		G	168,616,808	175,550,532
Other non-financial assets	11		128,773,368	115,846,251
Non-current assets held for sale			90,684,174	84,872,710
TOTAL ASSETS			19,868,639,396	17,293,527,940

80	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2025	12/31/2024
LIABILITIES
Deposits	8 and 13	H and I	11,710,577,147	10,251,134,517
Non-financial public sector			880,155,966	785,097,128
Financial sector			15,441,437	14,160,133
Non-financial private sector and foreign residents			10,814,979,744	9,451,877,256
Liabilities at fair value through profit or loss				46,839
Derivative financial instruments	8	I	3,141,510	1,611,909
Repo transactions	8	I	207,575,894	23,120,769
Other financial liabilities	8 and 14	I	923,576,130	987,101,064
Financing received from the BCRA and other financial institutions	8	I	127,951,997	53,021,633
Issued corporate bonds	8 and 34	I	729,973,655	18,038,513
Subordinated corporate bonds	8 and 34	I	563,026,364	511,501,046
Provisions	15	J and R	28,715,342	20,618,119
Deferred income tax liabilities			207,934,306	96,476,120
Other non-financial liabilities	16		609,281,917	391,812,826
TOTAL LIABILITIES			15,111,754,262	12,354,483,355

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,528,295,272	1,528,295,272
Earnings reserved			3,041,045,646	3,026,450,291
Unappropriated retained earnings			877,306	(12,232,319)
Accumulated other comprehensive income			(1,727,363)	(11,882,975)
Net income of the period / fiscal year			175,325,079	395,345,122
TOTAL SHAREHOLDERS’ EQUITY			4,756,885,134	4,939,044,585
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			19,868,639,396	17,293,527,940

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

81	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024 (1)	Accumulated from beginning of year up to 09/30/2024 (1)
Interest income		Q	1,211,322,138	3,333,150,865	1,127,315,227	3,288,720,940
Interest expense		Q	(524,620,045)	(1,258,308,126)	(377,510,100)	(1,965,900,131)
Net interest income			686,702,093	2,074,842,739	749,805,127	1,322,820,809

Commissions income	20	Q	184,182,776	551,519,101	175,673,626	481,651,547
Commissions expense		Q	(13,766,896)	(42,063,398)	(20,638,200)	(53,762,367)
Net commissions income			170,415,880	509,455,703	155,035,426	427,889,180

Subtotal (Net interest income plus Net commissions income)			857,117,973	2,584,298,442	904,840,553	1,750,709,989

Net gain from measurement of financial instruments at fair value through profit or loss		Q	(4,029,466)	134,935,067	110,169,639	2,435,468,292
(Loss) / profit from sold or derecognized assets at amortized cost			(60,113)	(41,864)	429,531	461,026
Differences in quoted prices of gold and foreign currency	21		(11,715,967)	16,939,124	11,913,680	162,806,889
Other operating income	22		49,203,196	128,502,351	23,341,718	116,513,105
Credit loss expense on financial assets			(157,470,779)	(340,274,162)	(30,225,321)	(87,447,953)
Net operating income			733,044,844	2,524,358,958	1,020,469,800	4,378,511,348

Employee benefits	23		(221,244,791)	(586,190,561)	(205,874,722)	(625,167,489)
Administrative expenses	24		(96,654,757)	(289,118,150)	(114,304,694)	(322,077,817)
Depreciation and amortization of fixed assets		F and G	(39,907,423)	(120,530,188)	(39,484,990)	(120,565,103)
Other operating expenses	25		(236,222,861)	(607,806,308)	(184,293,493)	(614,619,399)
Operating income			139,015,012	920,713,751	476,511,901	2,696,081,540

Income from subsidiaries, associates and joint ventures	10		10,759,615	49,174,897	25,749,109	59,178,392
Loss on net monetary position			(194,778,757)	(685,945,796)	(355,434,597)	(2,511,862,706)
(Loss) / income before tax on continuing operations			(45,004,130)	283,942,852	146,826,413	243,397,226

Income tax on continuing operations	19.b)		11,907,286	(108,617,773)	(27,094,421)	27,554,394

Net (loss) / income from continuing operations			(33,096,844)	175,325,079	119,731,992	270,951,620
Net (loss) / income of the period			(33,096,844)	175,325,079	119,731,992	270,951,620

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

82	Jorge Pablo Brito Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024 (1)	Accumulated from beginning of year up to 09/30/2024 (1)
Net (loss) / profit attributable to parent’s shareholders	(33,096,844)	175,325,079	119,731,992	270,951,620

Plus: Potential dilutive effect inherent to common shares

Net (loss) / profit attributable to parent’s shareholders adjusted for dilution	(33,096,844)	175,325,079	119,731,992	270,951,620

Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413

Plus: Weighted average of additional common shares with dilutive effects

Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413

Basic earnings per share (in pesos)	(51.7613)	274.1969	187.2530	423.7506

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

83	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024 (1)	Accumulated from beginning of year up to 09/30/2024 (1)
Net (loss) / income of the period			(33,096,844)	175,325,079	119,731,992	270,951,620
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period

Foreign currency translation differences from Financial Statements conversion			4,761,374	5,103,577	(2,843,775)	(33,712,040)
Foreign currency translation differences of the period			4,761,374	5,103,577	(2,843,775)	(33,712,040)

Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			2,241,700	7,665,719	(36,400,944)	(107,521,081)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(4,140,347)	3,233,907	(57,685,420)	(149,791,440)

Reclassification of the period			7,589,117	8,559,507	1,788,925	(14,746,714)

Income tax	19.b)		(1,207,070)	(4,127,695)	19,495,551	57,017,073

Interest in other comprehensive (loss) / income of associates and joint ventures accounted for using the participation method			(2,300,041)	(2,613,684)	879,756	6,257,349
(Loss) / income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			(2,300,041)	(2,613,684)	879,756	6,257,349

Total other comprehensive income / (loss) that will be reclassified to profit or loss			4,703,033	10,155,612	(38,364,963)	(134,975,772)
Total other comprehensive income / (loss)			4,703,033	10,155,612	(38,364,963)	(134,975,772)
Total comprehensive (loss) / income of the period			(28,393,811)	185,480,691	81,367,029	135,975,848

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

84	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,528,295,272	(4,847,268)	(7,035,707)	1,222,216,506	1,804,233,785	383,112,803	4,939,044,585
Total comprehensive income of the period
- Net income of the period									175,325,079	175,325,079
- Other comprehensive income of the period					5,103,577	5,052,035				10,155,612
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 4, 2025
- Legal reserve							76,258,871		(76,258,871)
- Optional reserve for future distribution of earnings								298,405,970	(298,405,970)
- Dividends (1)								(360,069,486)		(360,069,486)
- Personal assets tax on shares and equity interests									(7,570,656)	(7,570,656)
Amount at the end of the period		639,413	12,429,781	1,528,295,272	256,309	(1,983,672)	1,298,475,377	1,742,570,269	176,202,385	4,756,885,134

(1)	See Note 30 to the condensed consolidated interim Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity (1)
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,528,295,272	29,641,779	77,302,572	910,242,770	1,309,221,206	1,547,437,548	5,415,210,341
Total comprehensive income of the period
- Net income of the period									270,951,620	270,951,620
- Other comprehensive loss of the period					(33,712,040)	(101,263,732)				(134,975,772)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							311,973,736		(311,973,736)
- Optional reserve for future distribution of earnings								1,244,899,068	(1,244,899,068)
- Dividends (2)								(749,886,489)		(749,886,489)
- Personal assets tax on shares and equity interests									(2,797,063)	(2,797,063)
Amount at the end of the period		639,413	12,429,781	1,528,295,272	(4,070,261)	(23,961,160)	1,222,216,506	1,804,233,785	258,719,301	4,798,502,637

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.
(2)	See Note 30 to the condensed consolidated interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
85	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2025	09/30/2024 (1)
Cash flows from operating activities
Income of the period before income tax		283,942,852	243,397,226
Adjustment for the total monetary effect of the period		685,945,796	2,511,862,706
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		120,530,188	120,565,103
Credit loss expense on financial assets		340,274,162	87,447,953
Difference in quoted prices of foreign currency		(292,755,213)	(138,579,898)
Other adjustments		(119,914,551)	(2,168,520,572)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		175,814,610	5,327,872,042
Derivative financial instruments		4,541,559	7,126,886
Repo transactions			1,634,973,997
Loans and other financing
Non-financial public sector		(47,157,215)	(46,023,887)
Other financial entities		(83,937,862)	(20,014,840)
Non-financial private sector and foreign residents		(3,257,812,352)	(1,156,362,579)
Other debt securities		193,372,876	(5,119,450,368)
Financial assets delivered as guarantee		(328,217,928)	81,605,449
Equity instruments at fair value through profit or loss		(12,831,185)	(1,081,807)
Other assets		256,749,839	(830,832,242)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		95,058,838	816,691,389
Financial sector		1,281,304	(23,148,054)
Non-financial private sector and foreign residents		1,363,102,488	997,703,333
Liabilities at fair value through profit or loss		(46,839)	(20,624)
Derivative financial instruments		1,529,601	(5,642,926)
Repo transactions		184,455,125	(62,684,684)
Other liabilities		(55,183,735)	966,153,752
Income tax payments			(365,193,829)
Total cash (used in) / from operating activities (A)		(491,257,642)	2,857,843,526

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
86	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2025	09/30/2024 (1)
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(118,902,917)	(107,823,988)
Total cash used in investing activities (B)		(118,902,917)	(107,823,988)
Cash flows from financing activities
Payments:
Dividends	37	(143,675,877)	(569,316,864)
Non-subordinated corporate bonds		(19,046,175)	(31,507,264)
Financing from local financial entities			(12,547,259)
Subordinated corporate bonds		(16,860,648)	(18,069,163)
Other payments related to financing activities		(10,491,390)	(8,237,756)
Collections / Incomes:
Non-subordinated corporate bonds		667,925,076
Financing from local financial entities		64,561,188
Total cash from / (used in) financing activities (C)		542,412,174	(639,678,306)
Effect of exchange rate fluctuations (D)		545,636,812	267,592,407
Monetary effect on cash and cash equivalents (E)		(557,238,718)	(1,332,265,404)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(79,350,291)	1,045,668,235
Cash and cash equivalents at the beginning of the fiscal year	26	3,315,244,704	3,437,644,058
Cash and cash equivalents at the end of the period	26	3,235,894,413	4,483,312,293

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
87	Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU, Fintech SGR and Alianza SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired the control of Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On the other hand, on November 19, 2024, the BCRA authorized Banco Macro SA, under the terms of section 7 of the Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco BMA SAU.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On November 26, 2025, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the nine-month period ended September 30, 2025, would have recorded an increase in “Interest income” for an amount of 99,375, in “Loss on net monetary position” for an amount of 29,203 and in “Income tax on continuing operations” for an amount of 64,519 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 238,718, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the nine-month period ended September 30, 2024 an increase in “Interest income” for an amount of 3,364, in “Loss on net monetary position” for an amount of 2,745 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 115,364, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the nine-month periods ended September 30, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB as adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Applicable Accounting Policies

Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method”, in the condensed separate interim Statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	5,492,990,323	4,887,106,016
Guarantees granted (1)	137,688,113	227,398,261
Overdraft and unused agreed commitments (1)	91,381,627	56,597,394
Subtotal	5,722,060,063	5,171,101,671
Less: Allowance for Expected Credit Losses (ECL)	(15,554,832)	(9,390,684)
Total	5,706,505,231	5,161,710,987

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 747,740 and 1,009,596, as of September 30, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 5,233,464 and 969,667, as of September 30, 2025 and December 31, 2024, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Sundry debtors	178,792,239	190,946,377
Receivables from spot sales of government securities pending settlement	150,535,943	348,499,521
Receivables from spot sales of foreign currency pending settlement	20,320,017
Private securities	483,690	225,827
Debtors for transactions	176,188
Other	3,304,626	2,737,970
Subtotal	353,612,703	542,409,695
Less: Allowances for ECL	(1,687,437)	(305,455)
Total	351,925,266	542,104,240

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Non-financial public sector (1)	132,456,237	85,299,022
Other financial entities	160,938,103	77,000,241
Other financial entities	161,016,549	77,036,482
Less: allowance for ECL	(78,446)	(36,241)
Non-financial private sector and foreign residents	9,798,923,409	6,881,088,670
Overdrafts	1,393,290,846	660,001,870
Documents	1,643,660,850	1,242,056,910
Mortgage loans	849,766,948	614,797,669
Pledge loans	245,565,982	149,551,454
Personal loans	2,180,252,659	1,406,520,781
Credit cards	1,732,544,595	1,681,381,613
Financial leases	16,830,428	20,062,246
Other	2,135,238,777	1,256,804,766
Less: allowance for ECL	(398,227,676)	(150,088,639)
Total	10,092,317,749	7,043,387,933

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

Additionally, exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	582,708,910	567,378,599	207,549	15,122,762
Derivatives instruments	18,978,132	12,657,430	6,320,702
Other financial assets	483,690			483,690
Financial assets delivered as guarantee	7,315,000	7,315,000
Equity instruments at fair value through profit or loss	22,267,611	18,584,923		3,682,688
At fair value through OCI
Other debt securities	89,356	89,356
Total	631,842,699	606,025,308	6,528,251	19,289,140

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives instruments	3,141,510	195,938	2,945,572

Total	3,141,510	195,938	2,945,572

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	701,783,634	670,224,209	27,432,556	4,126,869
Derivatives instruments (1)	23,519,691	40,848	23,478,843
Other financial assets	225,827			225,827
Financial assets delivered as guarantee	1,149,153	1,149,153
Equity instruments at fair value through profit or loss	9,436,426	1,485,558		7,950,868
At fair value through OCI
Other debt securities	441,486,542	441,486,542
Total	1,177,601,273	1,114,386,310	50,911,399	12,303,564
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	46,839	46,839
Derivatives instruments	1,611,909	113,402	1,498,507
Total	1,658,748	160,241	1,498,507

(1)	Includes the premium corresponding to the subscription of put options.

Below is the reconciliation between the amounts at the beginning and the end of the reporting period of the financial assets recognized at fair value, categorized as level 3:

	As of September 30, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	4,126,869	225,827	7,950,868
Transfers from level 3			(5,103,000)
Profit and loss	3,652,306	108,562	1,749,684
Recognition and derecognition	9,043,551	232,269
Monetary effect	(1,699,964)	(82,968)	(914,864)
Amount at the end of the period	15,122,762	483,690	3,682,688

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	18,634	168,393	5,467,487
Profit and loss	632,980	(262,415)	6,540,007
Recognition and derecognition	3,917,986	550,795
Monetary effect	(442,731)	(230,946)	(4,056,626)
Amount at the end of the fiscal year	4,126,869	225,827	7,950,868

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of September 30, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2025 and December 31, 2024:

	09/30/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,055,727,347	3,055,727,347			3,055,727,347
Other financial assets	351,441,576	351,441,576			351,441,576
Loans and other financing	10,092,317,749	296,549		9,207,719,047	9,208,015,596
Other debt securities	3,526,194,273	2,800,102,281	305,636,559		3,105,738,840
Financial assets delivered as guarantee	606,847,628	606,847,628			606,847,628

Total	17,632,528,573	6,814,415,381	305,636,559	9,207,719,047	16,327,770,987

Financial liabilities
Deposits	11,710,577,147	5,875,083,399		5,863,030,548	11,738,113,947
Repo transactions	207,575,894	207,575,894			207,575,894
Other financial liabilities	923,576,130	880,068,229	47,437,793		927,506,022
Financing received from the BCRA and other financial institutions	127,951,997	70,838,328	57,113,669		127,951,997
Issued corporate bonds	729,973,655		712,142,820		712,142,820
Subordinated corporate bonds	563,026,364		539,773,072		539,773,072
Total	14,262,681,187	7,033,565,850	1,356,467,354	5,863,030,548	14,253,063,752

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,191,817,524	3,191,817,524			3,191,817,524
Other financial assets	541,878,413	541,878,413			541,878,413
Loans and other financing	7,043,387,933			6,625,471,921	6,625,471,921
Other debt securities	3,278,169,963	3,012,808,074	74,980,185		3,087,788,259
Financial assets delivered as guarantee	284,795,547	284,795,547			284,795,547
Total	14,340,049,380	7,031,299,558	74,980,185	6,625,471,921	13,731,751,664

Financial liabilities
Deposits	10,251,134,517	6,738,707,600		3,532,621,120	10,271,328,720
Repo transactions	23,120,769	23,120,769			23,120,769
Other financial liabilities	987,101,064	958,740,910	33,867,178		992,608,088
Financing received from the BCRA and other financial institutions	53,021,633	50,704,528	2,317,105		53,021,633
Issued corporate bonds	18,038,513		18,038,513		18,038,513
Subordinated corporate bonds	511,501,046		492,825,123		492,825,123
Total	11,843,917,542	7,771,273,807	547,047,919	3,532,621,120	11,850,942,846

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

95

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Investment property (see Exhibit F)	76,052,060	74,957,629
Advanced prepayments	30,591,520	28,659,889
Tax advances	21,919,156	11,644,953
Other	210,632	583,780
Total	128,773,368	115,846,251

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposits in banks	11,565										11,565
Derivative financial instruments									3,762,435	672,490	4,434,925
Other financial assets				28,222,836		6,921,741					35,144,577
Loans and other financing (2)
Documents										452,777	452,777
Overdrafts								67	463	57,662,140	57,662,670
Credit cards								22,748	896,406	320,091	1,239,245
Financial leases										371,426	371,426
Mortgage loans									1,042,179		1,042,179
Other (3)									2,045,109	22,665,085	24,710,194
Guarantees granted									2,049,875	19,119,837	21,169,712
Total assets	11,565			28,222,836		6,921,741		22,815	9,796,467	101,263,846	146,239,270

96

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of September 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA	Associates	Key management personnel (1)	Other related parties	Total
Liabilities
Deposits		70,606,481	2,188,358	3,284	2,043,692	5,034	590,013	6,452	12,602,076	29,786,881	117,832,271
Derivative financial instruments									1,484,861	365,393	1,850,254
Other financial liabilities									1,490,072	442,873	1,932,945
Issued corporate bonds		2,146,212		3,540,479		726,570					6,413,261
Subordinated corporate bonds		281,513			211,135						492,648
Other non-financial liabilities				57,259		62,495				3,404,035	3,523,789
Total liabilities		73,034,206	2,188,358	3,601,022	2,254,827	794,099	590,013	6,452	15,577,009	33,999,182	132,045,168

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for Loans and other financing as of September 30, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 142, 1,598,161, 15,703,307 and 215,934,203, respectively.
(3)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	10,657								10,657
Derivative financial instruments								14,705	14,705
Other financial assets				30,376,956					30,376,956
Loans and other financing (3)
Documents								625,933	625,933
Overdrafts						4,647	714	37,557,989	37,563,350
Credit cards						4,199	782,409	308,338	1,094,946
Financial leases					298			43,883	44,181
Personal loans							12,283		12,283
Mortgage loans							881,695		881,695
Other (4)							2,986,333	18,637,108	21,623,441
Guarantees granted								35,264,199	35,264,199
Total assets	10,657			30,376,956	298	8,846	4,663,434	92,452,155	127,512,346

97

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		88,310,493	1,759,573	4,155	6,803,207	386,402	23,484,941	13,304,947	134,053,718
Other financial liabilities							6,323	824,220	830,543
Subordinated corporate bonds		191,813		1,694,348	191,813				2,077,974
Other non-financial liabilities				195,141				3,932,283	4,127,424
Total liabilities		88,502,306	1,759,573	1,893,644	6,995,020	386,402	23,491,264	18,061,450	141,089,659

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 15,202,928, 64,886, 1,099,893, 7,564,625 and 197,699,769, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2025 and 2024 with related parties are as follows:

	As of September 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU	Alianza SGR	Macro Fondos SGFCISA	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		5,370		137	4,563		693	131,938	501,079	17,209,371	17,853,151
Interest expense		(1,902,708)	(277,340)		(840,406)		(67,251)	(61,528)	(3,445,025)	(2,763,725)	(9,357,983)
Commissions income		240,279		6,441		1,711	1,138	5,393	609	389,460	645,031
Commissions expense				(134,116)					(359)	(71)	(134,546)
Net gain from measurement of financial instruments at fair value through profit or loss										(7,277)	(7,277)
Other operating income			1,935	5,814,021	21,686	1,861,068		4,837	22,536	544	7,726,627
Administrative expense								(7,514,399)		(3,223,468)	(10,737,867)
Other operating expense										(1,437,846)	(1,437,846)
Total income / (loss)		(1,657,059)	(275,405)	5,686,483	(814,157)	1,862,779	(65,420)	(7,433,759)	(2,921,160)	10,166,988	4,549,290

(1)	Includes close family members of the key management personnel.

98

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of September 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		103,679			10,896	1	2,200,189	10,095,253	12,410,018
Interest expense					(104,478)	(75,747)	(67,340)	(1,558,683)	(1,806,248)
Commissions income		124,093		9,591		1,419	943	101,232	237,278
Commissions expense				(165,769)		(245,397)	(274)	(9)	(411,449)
Net gain from measurement of financial instruments at fair value through profit or loss								(10,688)	(10,688)
Other operating income				6,205,094	13,526	4,008	104,569	91,467	6,418,664
Administrative expense						(3,918,185)		(3,076,598)	(6,994,783)
Other operating expense								(1,122,532)	(1,122,532)
Total income / (loss)		227,772		6,048,916	(80,056)	(4,233,901)	2,238,087	4,519,442	8,720,260

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2025 and 2024 amounted to 5,992,896 and 6,378,102, respectively.

In addition, fees received by the Directors as of September 30, 2025 and 2024 amounted to 15,922,106 and 35,563,913, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	09/30/2025	12/31/2024
Board of Directors	14	13
Senior managers of the key management personnel	8	9
Total	22	22

99

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

13.	DEPOSITS

The composition of deposits as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Non-financial public sector	880,155,966	785,097,128
Financial sector	15,441,437	14,160,133
Non-financial private sector and foreign residents	10,814,979,744	9,451,877,256
Checking accounts	1,004,875,080	1,151,465,751
Saving accounts	4,338,242,266	4,906,111,138
Time deposits	5,313,857,747	2,506,623,053
Investment accounts	25,557,552	759,889,889
Other	132,447,099	127,787,425
Total	11,710,577,147	10,251,134,517

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Credit and debit card settlement - due to merchants	677,843,075	745,617,542
Payment orders pending settlement foreign trade	65,067,311	52,001,521
Collections on account and behalf of others	38,228,350	46,517,880
Amounts payable for spot purchases of government securities pending settlement Finance	28,866,267	5,958,167
Amounts payable for spot purchases of foreign currency pending settlement	20,888,516	67,263,740
Finance leases liabilities	19,374,685	17,025,161
Other	73,307,926	52,717,053
Total	923,576,130	987,101,064

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2025 and December 31, 2024.

100

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	09/30/2025
Composition	Within 12 months	Over 12 months	09/30/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	610
Letters of credits, guarantees and other commitments (1)	15,554,832		15,554,832	9,390,684
Commercial claims in progress (2)	3,664,208	1,799,378	5,463,586	5,380,158
Labor lawsuits	930,444	484,623	1,415,067	1,701,073
Pension funds - reimbursement	3,267,900	432,059	3,699,959	1,919,784
Other		2,581,398	2,581,398	2,225,810
Total	23,417,384	5,297,958	28,715,342	20,618,119

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 36.2.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2025 and December 31, 2024 is as follows:

Composition	09/30/2025	12/31/2024
Dividends payable	215,074,386
Salaries, bonuses and payroll taxes payables	160,098,102	148,661,906
Withholdings and collections	106,079,463	107,982,407
Taxes payables	90,036,204	67,270,116
Miscellaneous payables - provisions of goods and services	29,631,069	48,271,897
Retirement pension payment orders pending settlement	4,584,199	9,575,726
Directors’ and syndics’ fees payable	5,203	6,956,627
Other	3,773,291	3,094,147
Total	609,281,917	391,812,826

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2025 and December 31, 2024:

09/30/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,055,727,347
Debt securities at fair value through profit or loss		443,424,441	139,284,469
Derivative financial instruments		18,978,132
Other financial assets	93,700,650	207,257,874	50,966,742
Loans and other financing (1)	34,088,691	7,200,630,932	2,857,598,126
Other debt securities		684,679,880	2,841,603,749
Financial assets delivered as guarantee	327,825,163	286,337,465
Equity instruments at fair value through profit or loss	22,267,611
Total Assets	3,533,609,462	8,841,308,724	5,889,453,086

101

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

09/30/2025	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	5,812,832,701	5,892,775,174	4,969,272
Derivative financial instruments		3,141,510
Repo transactions		207,575,894
Other financial liabilities		892,674,649	30,901,481
Financing received from the BCRA and other financial institutions		127,721,200	230,797
Issued corporate bonds		15,612,455	714,361,200
Subordinated corporate bonds		14,726,879	548,299,485
Total Liabilities	5,812,832,701	7,154,227,761	1,298,762,235

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,191,817,524
Debt securities at fair value through profit or loss		643,976,066	57,807,568
Derivative financial instruments		23,519,691
Other financial assets	90,689,572	394,929,143	56,485,525
Loans and other financing (1)	1,757,049	5,090,458,891	1,951,171,993
Other debt securities		683,259,532	3,036,396,973
Financial assets delivered as guarantee	257,853,859	28,090,841
Equity instruments at fair value through profit or loss	9,436,426
Total Assets	3,551,554,430	6,864,234,164	5,101,862,059

Liabilities
Deposits	6,679,123,387	3,571,840,701	170,429
Financial liabilities at fair value through profit or loss		46,839
Derivative financial instruments		1,611,909
Repo transactions		23,120,769
Other financial liabilities		967,754,084	19,346,980
Financing received from the BCRA and other financial institutions		52,585,334	436,299
Issued corporate bonds		18,038,513
Subordinated corporate bonds		7,780,446	503,720,600
Total Liabilities	6,679,123,387	4,642,778,595	523,674,308

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

102

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

19.	INCOME TAX

a)	Inflation adjustment on income tax and corporate income tax rate

Note 21 to the condensed consolidated interim Financial Statements summarizes the legal aspects of the inflation adjustment on income tax and the corporate income tax rate.

b)	The main items of income tax expense in the condensed separate interim Financial Statements are as follows:

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
(Profit) / expense from current income tax (1)	(35,331,889)	(2,840,413)	21,934,136	32,909,731
Expense / (profit) from deferred income tax	23,424,603	111,458,186	5,160,285	(60,464,125)
(Profit) / expense from income tax recognized in the statement of income	(11,907,286)	108,617,773	27,094,421	(27,554,394)
Expense / (profit) from income tax recognized in other comprehensive income	1,207,070	4,127,695	(19,495,551)	(57,017,073)
Total	(10,700,216)	112,745,468	7,598,870	(84,571,467)

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Note 21 to the condensed consolidated interim Financial Statements describes the reimbursement actions filed by the Bank with the former AFIP, referred to income tax, for previous fiscal periods.

20.	COMMISSIONS INCOME

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	105,975,092	311,020,766	90,007,849	252,742,060
Commissions related to credit cards	52,703,484	159,332,259	57,838,277	156,408,442
Commissions related to insurance	13,905,041	41,224,554	11,417,036	26,125,789
Commissions related to trading and foreign exchange transactions	7,172,698	19,014,698	5,662,621	15,794,380
Commissions related to securities value	2,058,217	7,000,964	2,176,635	6,382,515
Commissions related to loans	844,468	9,041,287	5,692,669	13,010,194
Commissions related to financial guarantees granted	133,895	651,795	1,358,927	5,625,877
Performance obligations satisfied over certain time period
Commissions related to credit cards	916,139	2,694,571	784,978	2,151,560
Commissions related to trading and foreign exchange transactions	450,703	1,446,670	709,910	3,340,453
Commissions related to loans	17,164	80,427	24,214	69,536
Commissions related to obligations	5,875	11,110	510	741
Total	184,182,776	551,519,101	175,673,626	481,651,547

103

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Income from foreign currency exchange	14,175,187	27,976,837	168,245	683,981
Translation of foreign currency assets and liabilities into pesos	(25,891,154)	(11,037,713)	11,745,435	162,122,908
Total	(11,715,967)	16,939,124	11,913,680	162,806,889

22.	OTHER OPERATING INCOME

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Services	18,641,363	54,189,348	11,229,881	30,480,690
Adjustments and interest from other receivables	12,686,947	31,984,719	7,008,177	30,213,474
Other receivables from financial intermediation	1,409,919	3,384,762	1,201,654	6,779,016
Adjustments from other receivables with CER clauses	315,746	2,282,823	2,666,931	21,344,758
Other	16,149,221	36,660,699	1,235,075	27,695,167
Total	49,203,196	128,502,351	23,341,718	116,513,105

23.	EMPLOYEE BENEFITS

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Remunerations	136,873,226	389,039,334	145,428,527	435,889,277
Payroll taxes	37,646,770	99,390,211	34,865,373	105,381,021
Compensations and bonuses to employees	37,466,709	72,103,027	17,764,850	64,684,996
Employee services	9,258,086	25,657,989	7,815,972	19,212,195
Total	221,244,791	586,190,561	205,874,722	625,167,489

104

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

24.	ADMINISTRATIVE EXPENSES

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Taxes	16,017,666	46,361,536	21,110,360	67,605,362
Maintenance, conservation and repair expenses	13,897,075	40,103,757	17,043,572	49,522,706
Security services	11,124,334	32,605,102	10,673,936	26,599,917
Other fees	10,420,800	31,273,037	12,203,434	32,603,945
Software	9,752,903	27,235,410	6,535,686	15,516,083
Armored truck, documentation and events	9,249,662	29,101,284	10,250,293	29,573,797
Electricity and communications	8,756,614	25,636,561	8,856,838	27,178,476
Advertising and publicity	8,729,076	21,914,061	7,452,312	18,333,621
Representation, travel and transportation	1,817,827	5,514,784	1,591,403	4,499,568
Insurance	1,354,009	4,033,732	1,491,505	3,355,172
Hired administrative services	1,313,683	6,449,663	12,986,041	25,892,539
Fees to directors and syndics	1,137,554	9,895,348	4,973,805	10,732,487
Leases	453,133	1,171,501	350,978	1,444,261
Stationery and office supplies	400,178	1,175,235	580,391	1,839,419
Other	2,230,243	6,647,139	(1,795,860)	7,380,464
Total	96,654,757	289,118,150	114,304,694	322,077,817

25.	OTHER OPERATING EXPENSES

	09/30/2025		09/30/2024
Composition	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Turnover tax	127,030,183	347,514,384	91,244,448	340,562,314
From credit cards	48,994,457	131,428,427	37,297,750	133,460,863
Other adjustments and interests for miscellaneous obligations	16,607,412	19,407,017	12,344,443	34,287,519
Charges for other provisions	11,990,553	18,058,908	5,524,592	16,674,984
Deposit guarantee fund contributions	4,981,081	13,706,144	3,784,666	10,209,530
Insurance claims	3,245,016	8,703,616	2,165,507	6,490,166
Loss from sale or impairment of property, plant and equipment	554,234	789,232	84,540	106,760
Donations	323,942	2,140,928	292,485	2,014,616
Taxes	16,858	128,390	88,264	160,254
Loss from sale or impairment of investment properties and other non-financial assets		126,587	18,236	18,236
Other	22,479,125	65,802,675	31,448,562	70,634,157
Total	236,222,861	607,806,308	184,293,493	614,619,399

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	09/30/2025	12/31/2024	09/30/2024	12/31/2023
Cash and deposits in banks	3,055,727,347	3,191,817,524	4,483,312,293	3,089,007,011
Debt securities at fair value through profit or loss	180,167,066	123,427,180		348,637,047
Total	3,235,894,413	3,315,244,704	4,483,312,293	3,437,644,058

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to September 30, 2025, amounted to 639,413. See also Exhibit K and Note 29 to the condensed consolidated interim Financial Statements.

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

29.	RESTRICTED ASSETS

As of September 30, 2025 and December 31, 2024 the following Bank’s assets are restricted:

Composition	09/30/2025	12/31/2024
Debt securities at fair value through profit or loss and Other debt securities
• Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 06/30/2027, to guarantee BYMA Compensated Operations Forward.	4,299,728
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,445,172	2,458,783
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,181,414	1,323,702
• Argentine Treasury Bonds at a discount in pesos adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bills capitalizable in pesos, maturity 05/30/2025, as of September 30, 2025, and Argentine Treasury Bonds in pesos adjusted by CER 4.25%, maturity 02/14/2025, as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	71,330	24,757
• Argentine Treasury Bonds in pesos adjusted by CER 2%, maturity 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.		453,218
• Other.	5,541	8,390
Subtotal Debt securities at fair value through profit or loss and Other debt securities	7,003,185	4,268,850

Other financial assets
• Interests derived from contributions made as protector partner (1).	31,536,454	33,160,475
• Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	1,009
Subtotal Other financial assets	31,537,281	33,161,484

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	184,931,782	169,040,300
• For securities forward contracts.	88,122,120	83,320,471
• Guarantee deposits related to credit and debit card transactions.	286,337,465	28,090,840
• Other guarantee deposits.	54,771,261	5,493,089
Subtotal Financial assets delivered as guarantee	614,162,628	285,944,700
Total	652,703,094	323,375,034

(1)	As of September 30, 2025 and December 31, 2024, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of September 30, 2025 and December 31, 2024, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 17,332,274 and 5,927,027, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank

As of September 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 4,017 and 6,367, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2025 and December 31, 2024, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 4,889,158 and 5,772,006, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 23,166,740 and 19,281,984, respectively.

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of September 30, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 2,973,982,578 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2025 are described in Note 35 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.
-	Penalties applied by the BCRA.
-	Penalties applied by the UIF.
-	Summary proceedings with the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value	Residual face value as of 09/30/2025	09/30/2025	12/31/2024
Subordinated Resettable – Class A	USD 400,000,000	USD 400,000,000	563,026,364	511,501,046
Non-subordinated – Class G	USD 530,000,000	USD 530,000,000	729,973,655
Non-subordinated – Series XXXII	1,000,000	1,000,000		18,038,513
Total			1,293,000,019	529,539,559

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2025 and December 31, 2024, is as follows:

Composition	09/30/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	9,962,932,089	10,766,199,444
Preferred and other collaterals received from customers (1)	3,042,822,941	2,296,086,798
Outstanding checks not yet paid	294,807,642	308,731,841
Checks already deposited and pending clearance	200,195,151	220,831,730

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the former AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 4, 2025.

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of September 2025, along with its integration (computable equity liability) at the end of such month:

Item	09/30/2025
Minimum capital requirement (1)	1,226,739,582
Computable equity	4,497,091,770
Capital surplus	3,270,352,188

(1)	Regarding the maximum limits established by the BCRA for “Credit Graduation” measured on an individual basis, in September 2025 the Bank observed an excess of 661,197 on the basis of the monthly average. This excess was transferred as an increase in requirement by minimum capital credit risk, without generated a non-compliance of such prudential regulation. As of the date of issuance of these condensed separate interim Financial Statements, the aforementioned situation has been regularized.

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

110	Jorge Pablo Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2025			12/31/2024	09/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine Treasury Bonds in pesos at dual rate – Maturity 09-15-2026	9321		1	129,254,137		129,254,137		129,254,137
Argentine Treasury Bonds in pesos at dual rate – Maturity 06-30-2026	9320		1	128,040,898		128,040,898		128,040,898
Argentine Treasury Bonds in pesos at dual rate – Maturity 03-16-2026	9319		1	115,686,897		115,686,897		115,686,897
Argentine Treasury Bonds in pesos at dual rate – Maturity 12-15-2026	9323		1	79,519,929		86,834,929		86,834,929
Argentine Treasury Bills linked to the US dollar - Maturity 10-31-2025	9337		1	28,135,173		28,135,173		28,135,173
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 03-31-2027	9264		1	16,210,549	49,992	16,210,549		16,210,549
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 12-15-2027	9250		1	15,093,366	10,343,346	15,093,366		15,093,366
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 12-15-2026	9249		1	14,163,186	12,730,131	14,163,186		14,163,186
Province of Neuquén Treasury Bills S01 C01 – Maturity 04-19-2026	42753		1	10,876,816	13,096,736	10,876,816		10,876,816
Argentine Treasury Bonds at a discount in pesos adjusted by CER - Maturity 04-19-2026	5925		1	7,270,922	5,964,987	7,270,922		7,270,922
Other				23,334,275	642,634,738	23,334,275		23,334,275

Subtotal local government securities (1)				567,586,148	684,819,930	574,901,148		574,901,148
Private securities
Fiduciary Debt Securities Megabono Financial Trust			3	10,072,260		10,072,260		10,072,260
Fiduciary Debt Securities Confibono Financial Trust			3	3,996,483	3,210,839	3,996,483		3,996,483
Fiduciary Debt Securities Secubono Financial Trust			3	1,027,619	891,859	1,027,619		1,027,619
Utility Company Securities			3	26,400	24,171	26,400		26,400
Corporate Bonds YPF SA C025 – Maturity 02-13-2026	57118				12,836,111
Corporate Bonds Vista Energy Argentina SAU C20 – Maturity 07-20-2025	57081				724

Subtotal local private securities (1)				15,122,762	16,963,704	15,122,762		15,122,762
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				582,708,910	701,783,634	590,023,910		590,023,910

(1)	See Note 5 to the condensed consolidated interim Financial Statements.

111	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2025			12/31/2024	09/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine Treasury Bills capitalizable in pesos – Maturity 11-10-2025	9324		1	52,732		52,732		52,732
Argentine Bonds US dollar Step-up – Maturity 07-09-2030	5921		1	36,624	52,442	36,624		36,624
Argentine Treasury Bonds in pesos adjusted by CER 4.25% – Maturity 02-14-2025	9180				441,434,100

Subtotal local government securities				89,356	441,486,542	89,356		89,356
Total Other debt securities measured at fair value through other comprehensive income				89,356	441,486,542	89,356		89,356
Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds in pesos adjusted by CER – Maturity 06-30-2027	9241	2,375,261,971	1	2,809,149,055	2,970,415,251	3,167,900,447		3,167,900,447
Argentine Treasury Bills in pesos TAMAR - Maturity 01-16-2026	9342	410,400,000	1	392,423,540		392,423,540		392,423,540
Argentine Treasury Bills in pesos TAMAR - Maturity 11-28-2026	9344	259,238,552	2	261,295,485		261,295,485		261,295,485
Argentine Treasury Bonds in pesos – Maturity 05-23-2027	9132	23,401,325	2	21,802,274	43,199,989	21,802,274		21,802,274
Province of Buenos Aires Debt Securities variable rate – Maturity 12-05-2027	42868	10,290,000	1	10,642,031	12,993,736	10,642,031		10,642,031
Province of Córdoba Debt Securities in pesos C04 – Maturity 12-05-2027	42876	6,754,754	2	9,102,046	8,767,617	9,102,046		9,102,046
Argentine Treasury Bonds in pesos BADLAR x0.7 – Maturity 11-23-2027	9166	9,634,032	2	8,763,234	10,002,979	8,763,234		8,763,234
Discount Bonds in pesos 5.83% - Maturity 12-31-2033	45696	4,150,310	1	6,450,682	7,227,592	6,450,682		6,450,682
Municipality of Córdoba Government Securities S01 – Maturity 09-09-2026	42850	2,639,197	2	2,612,574	3,180,736	2,612,574		2,612,574
Municipality of Rosario BADLAR Bonds – Maturity 07-05-2026	42836	113,405	2	110,136	304,803	110,136		110,136
Other					212,762,221

Subtotal local government securities				3,522,351,057	3,268,854,924	3,881,102,449		3,881,102,449

112	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2025			12/31/2024	09/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Private securities
Corporate Bonds Newsan SA C022 - Maturity 05-15-2026	58635	2,115,106	2	2,091,189		2,091,189		2,091,189
Fiduciary Debt Securities Megabond Financial Trust S316 CL.A – Maturity 10-27-2025	58517	1,525,720	2	1,539,300		1,539,300		1,539,300
Fiduciary Debt Securities Secubono Financial Trust S240 CL.A - Maturity 11-28-2025	58581	154,845	2	154,043		154,043		154,043
Fiduciary Debt Securities Secubono Financial Trust S242 CL.A - Maturity 03-30-2025	58839	59,623	2	58,684		58,684		58,684
Corporate Bonds Vista Energy Argentina SAU C20 - Maturity 07-20-2025	57081				4,014,447
Corporate Bonds Vista Oil y Gas Argentina SAU C15 – Maturity 01-20-2025	56637				3,424,420
Fiduciary Debt Securities Red Surcos Financial Trust S033 CL.A – Maturity 07-05-2025					960,242
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity 07-28-2025	58318				615,049
Corporate Bonds SME Liliana SRL Guaranteed S01 – Maturity 04-18-2025	57457				279,741
Fiduciary Debt Securities Payway Collection Acel Financial Trust S01 CL.B – Maturity 04-15-2025	57771				21,140

Subtotal local private securities				3,843,216	9,315,039	3,843,216		3,843,216
Total Other debt securities measured at amortized cost				3,526,194,273	3,278,169,963	3,884,945,665		3,884,945,665
TOTAL OTHER DEBT SECURITIES				3,526,283,629	3,719,656,505	3,885,035,021		3,885,035,021

113	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2025			12/31/2024	09/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
A3 Mercados SA (former Mercado Abierto Electrónico SA)	30023		1	18,126,099	7,441,230	18,126,099		18,126,099
C.O.E.L.S.A.			3	3,083,093	1,162,146	3,083,093		3,083,093
Sedesa			3	317,922	166,466	317,922		317,922
AC Inversora SA			3	134,368	163,884	134,368		134,368
Rofex Inversora SA			3	86,496	105,496	86,496		86,496
Argencontrol SA			3	4,388	5,352	4,388		4,388
San Juan Tennis Club SA			3	438	533	438		438
Garantizar SGR			3	10	12	10		10
Other					18,649
Subtotal local				21,752,814	9,063,768	21,752,814		21,752,814
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	458,820	327,149	458,820		458,820
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	55,977	45,509	55,977		55,977
Subtotal foreign				514,797	372,658	514,797		514,797
Total measured at fair value through profit or loss				22,267,611	9,436,426	22,267,611		22,267,611
TOTAL EQUITY INSTRUMENTS				22,267,611	9,436,426	22,267,611		22,267,611
TOTAL GOVERNMENT AND PRIVATE SECURITIES				4,131,260,150	4,430,876,565	4,497,326,542		4,497,326,542

114	Jorge Pablo Brito Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	09/30/2025	12/31/2024
In normal situation	3,396,819,141	2,095,936,138
With senior “A” collateral and counter-collateral	97,309,901	108,050,495
With senior “B” collateral and counter-collateral	253,377,189	187,381,568
Without senior collateral or counter-collateral	3,046,132,051	1,800,504,075
Subject to special monitoring	7,474,580	3,722,024
In observation
With senior “B” collateral and counter-collateral	3,698,199	3,722,024
Without senior collateral or counter-collateral	3,776,381
Troubled	13,779,399
Without senior collateral or counter-collateral	13,779,399
With high risk of insolvency	7,722,346	6,300,203
With senior “B” collateral and counter-collateral	4,404,211	5,589,359
Without senior collateral or counter-collateral	3,318,135	710,844
Irrecoverable	8,045,917	12,623,080
With senior “B” collateral and counter-collateral	6,161,356	5,677,667
Without senior collateral or counter-collateral	1,884,561	6,945,413
Subtotal commercial	3,433,841,383	2,118,581,445

115	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	09/30/2025	12/31/2024
Performing	6,791,925,769	5,246,184,525
With senior “A” collateral and counter-collateral	371,395,185	398,553,033
With senior “B” collateral and counter-collateral	568,152,483	301,900,671
Without senior collateral or counter-collateral	5,852,378,101	4,545,730,821
Low risk	181,254,801	58,757,017
With senior “A” collateral and counter-collateral	4,798,141	1,137,828
With senior “B” collateral and counter-collateral	8,797,226	3,698,820
Without senior collateral or counter-collateral	167,659,434	53,920,369
Low risk - in special treatment	3,187,123	553,205
With senior “A” collateral and counter-collateral	105,204
With senior “B” collateral and counter-collateral	750
Without senior collateral or counter-collateral	3,081,169	553,205
Medium risk	174,641,346	40,155,966
With senior “A” collateral and counter-collateral	2,628,124	206,074
With senior “B” collateral and counter-collateral	3,128,696	803,159
Without senior collateral or counter-collateral	168,884,526	39,146,733
High risk	100,395,512	27,469,770
With senior “A” collateral and counter-collateral	1,242,627	279,694
With senior “B” collateral and counter-collateral	4,741,158	182,214
Without senior collateral or counter-collateral	94,411,727	27,007,862
Irrecoverable	37,784,331	9,570,634
With senior “A” collateral and counter-collateral	91,588	3,293
With senior “B” collateral and counter-collateral	707,259	604,607
Without senior collateral or counter-collateral	36,985,484	8,962,734
Subtotal consumer and mortgage	7,289,188,882	5,382,691,117
Total	10,723,030,265	7,501,272,562

116	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	09/30/2025	12/31/2024
Loans and other financing	10,092,317,749	7,043,387,933
Added:
Allowances for loans and other financing	398,306,122	150,124,880
Adjustment amortized cost and fair value	14,008,855	18,862,151
Debt securities of financial trust - Measured at amortized cost	1,752,222	1,598,503
Corporate bonds	2,099,640	7,723,630
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(8,542,859)	(2,440,927)
Guarantees provided and contingent liabilities	223,088,536	282,016,392
Total computable items	10,723,030,265	7,501,272,562

117	Jorge Pablo Brito Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	09/30/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	1,202,855,807	11.22	631,825,547	8.42
50 next largest customers	1,201,523,535	11.21	657,445,472	8.76
100 next largest customers	459,395,535	4.28	373,270,663	4.98
Other customers	7,859,255,388	73.29	5,838,730,880	77.84
Total (1)	10,723,030,265	100.00	7,501,272,562	100.00

(1)	See reconciliation in Exhibit B.

118	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	1,220	7,980,224	26,544,763	27,568,265	49,905,779	57,294,290	33,956,713	203,251,254
Financial sector		118,399,242	5,685,210	10,142,726	54,474,293	14,371,903	5,181,977	208,255,351
Non-financial private sector and foreign residents	133,194,309	3,578,420,330	1,461,213,937	1,680,127,886	2,137,515,004	2,014,982,380	2,688,360,806	13,693,814,652
Total	133,195,529	3,704,799,796	1,493,443,910	1,717,838,877	2,241,895,076	2,086,648,573	2,727,499,496	14,105,321,257

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		6,240,926	15,668,890	16,210,724	39,506,168	42,222,679		119,849,387
Financial sector		76,301,872	214,161	296,495	10,225,135	1,936,475	4,735	88,978,873
Non-financial private sector and foreign residents	40,521,043	2,773,530,521	998,701,950	1,166,042,749	1,323,996,337	1,443,414,267	1,598,025,072	9,344,231,939
Total	40,521,043	2,856,073,319	1,014,585,001	1,182,549,968	1,373,727,640	1,487,573,421	1,598,029,807	9,553,060,199

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

119	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	871,977,384	50	3,538,740	1,069,711	11,281,863	117,819,413	(3,984)	172,267	14,339,956	131,983,118	753,745,158
Furniture and facilities	128,560,183	10	3,163,734	521	13,601,437	64,896,724	(230)	70	9,748,784	74,645,208	70,679,625
Machinery and equipment	139,584,088	5	12,570,467		936,952	69,681,628	(2,818)		19,351,058	89,029,868	64,061,639
Vehicles	28,663,589	5	1,464,582	1,895,401	(9,835)	21,583,593	2,817	1,532,486	2,165,747	22,219,671	6,003,264
Work in progress	39,511,749		32,997,624		(26,100,464)						46,408,909
Right of use real property	84,868,931	5	9,244,390	8,408,828		64,893,124		5,558,637	7,773,697	67,108,184	18,596,309
Right of use furniture	8,575,752	5	1,009,502			2,797,341			1,638,075	4,435,416	5,149,838
Total property, plant and equipment	1,301,741,676		63,989,039	11,374,461	(290,047)	341,671,823	(4,215)	7,263,460	55,017,317	389,421,465	964,644,742

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	894,323,276	50	10,269,079	40,226,238	7,611,267	138,228,331	21,245	45,605,183	25,175,020	117,819,413	754,157,971
Furniture and facilities	156,986,017	10	4,126,754	36,714,855	4,162,267	89,430,150	(520)	35,200,712	10,667,806	64,896,724	63,663,459
Machinery and equipment	259,616,654	5	29,163,944	150,129,689	933,179	194,912,134	(1,628)	149,573,804	24,344,926	69,681,628	69,902,460
Vehicles	28,077,876	5	2,897,389	2,311,676		20,078,961		1,478,735	2,983,367	21,583,593	7,079,996
Other	19,819,173			19,819,173		19,700,424		19,700,424
Work in progress	22,699,787		28,974,696	381,469	(11,781,265)						39,511,749
Right of use real property	92,293,599	5	12,564,509	18,031,083	(1,958,094)	70,850,303	(1,045,513)	17,237,621	12,325,955	64,893,124	19,975,807
Right of use furniture	6,617,659	5			1,958,093	1,138,009	1,045,512		613,820	2,797,341	5,778,411
Total property, plant and equipment	1,480,434,041		87,996,371	267,614,183	925,447	534,338,312	19,096	268,796,479	76,110,894	341,671,823	960,069,853

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

120	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	3,280,406	5			700,391	630,653	142,918		51,789	825,360	3,155,437
Other investment properties	73,401,715	50	1,077,987		(513,926)	1,093,839	(143,090)		118,404	1,069,153	72,896,623
Total investment property	76,682,121		1,077,987		186,465	1,724,492	(172)		170,193	1,894,513	76,052,060

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers (1)	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	3,280,407	5			(1)	566,790			63,863	630,653	2,649,753
Other investment properties	69,448,205	50	3,930,475	(23,034)	1	944,157	9,497		140,185	1,093,839	72,307,876
Total investment property	72,728,612		3,930,475	(23,034)		1,510,947	9,497		204,048	1,724,492	74,957,629

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

121	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	87,987,463	5	8,458,425			60,533,318			12,972,624	73,505,942	22,939,946
Other intangible assets	348,229,020	5	49,950,529			200,132,633			52,370,054	252,502,687	145,676,862
Total intangible assets	436,216,483		58,408,954			260,665,951			65,342,678	326,008,629	168,616,808

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	117,311,362	5	8,449,705	63,915,558	26,141,954	81,198,361	27,265,888	62,890,949	14,960,018	60,533,318	27,454,145
Other intangible assets	513,607,090	5	63,009,229	202,271,112	(26,116,187)	351,865,267	(26,220,091)	199,394,646	73,882,103	200,132,633	148,096,387
Total intangible assets	630,918,452		71,458,934	266,186,670	25,767	433,063,628	1,045,797	262,285,595	88,842,121	260,665,951	175,550,532

122	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	09/30/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,577,992,729	13.47	1,492,079,772	14.56
50 next largest customers	1,013,157,662	8.65	1,225,009,931	11.95
100 next largest customers	499,184,797	4.26	434,892,398	4.24
Other customers	8,620,241,959	73.62	7,099,152,416	69.25
Total	11,710,577,147	100.00	10,251,134,517	100.00

123	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	10,594,306,477	890,754,554	190,958,643	156,771,068	5,012,342	251,959	11,838,055,043
From the non-financial public sector	794,132,084	77,565,520	15,756,383	4,091			887,458,078
From the financial sector	15,441,437						15,441,437
From the non-financial private sector and foreign residents	9,784,732,956	813,189,034	175,202,260	156,766,977	5,012,342	251,959	10,935,155,528
Derivative financial instruments	280,992	1,010,263		1,850,255			3,141,510
Repo transactions	207,575,894						207,575,894
Other financial entities	207,575,894						207,575,894
Other financial liabilities	863,418,196	5,588,147	6,476,213	12,232,590	22,017,819	46,675,636	956,408,601
Financing received from the BCRA and other financial institutions	19,393,751	30,027,049	50,588,642	30,180,987	230,797		130,421,226
Issued corporate bonds		28,971,566		28,971,566	57,943,132	840,175,413	956,061,677
Subordinated corporate bonds		18,156,426		18,156,426	564,789,746		601,102,598
Total	11,684,975,310	974,508,005	248,023,498	248,162,892	649,993,836	887,103,008	14,692,766,549

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

124	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,643,188,421	452,343,715	122,767,913	79,348,665	180,884	29,202	10,297,858,800
From the non-financial public sector	713,069,069	24,909,191	335,730	52,032,412			790,346,402
From the financial sector	14,160,133						14,160,133
From the non-financial private sector and foreign residents	8,915,959,219	427,434,524	122,432,183	27,316,253	180,884	29,202	9,493,352,265
Liabilities at fair value through profit or loss	46,839						46,839
Derivative financial instruments	351,404	550,229	508,671	201,605			1,611,909
Repo transactions	23,143,787						23,143,787
Other financial entities	23,143,787						23,143,787
Other financial liabilities	942,600,569	3,576,525	3,747,179	5,865,036	12,001,192	31,218,593	999,009,094
Financing received from the BCRA and other financial institutions	22,642,608	20,221,388	9,939,123	115,913	223,620	212,679	53,355,331
Issued corporate bonds		116,488	127,238	18,690,516			18,934,242
Subordinated corporate bonds			16,731,080	16,731,080	537,182,760		570,644,920
Total	10,631,973,628	476,808,345	153,821,204	120,952,815	549,588,456	31,460,474	11,964,604,922

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

125	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	09/30/2025
Provisions for eventual commitments	9,390,684	8,141,506			(1,977,358)	15,554,832
For administrative, disciplinary and criminal penalties	610				(110)	500
Other	11,226,825	10,767,401		6,801,769	(2,032,447)	13,160,010
Total provisions	20,618,119	18,908,907		6,801,769	(4,009,915)	28,715,342

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2024
Provisions for eventual commitments	5,517,109	8,625,414	92,552	365,643	(4,293,644)	9,390,684
For administrative, disciplinary and criminal penalties	1,328	19,807		19,807	(718)	610
Other	17,454,118	11,573,736	261,409	7,121,765	(10,417,855)	11,226,825
Total provisions	22,972,555	20,218,957	353,961	7,507,215	(14,712,217)	20,618,119

126	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

127	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	09/30/2025					12/31/2024
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	2,113,848,456	2,079,948,343	30,970,563	304,605	2,624,945	2,404,175,479
Debt securities at fair value through profit or loss	39,130,547	39,130,547				26,723,872
Other financial assets	63,472,995	63,380,230	92,765			68,446,663
Loans and other financing	2,522,027,768	2,518,755,585	3,272,183			1,353,381,606
Other financial entities	123,594	123,594				63,162
Non-financial private sector and foreign residents	2,521,904,174	2,518,631,991	3,272,183			1,353,318,444
Other debt securities	36,624	36,624				7,491,309
Financial assets delivered as guarantee	82,531,644	82,531,644				30,110,161
Equity instruments at fair value through profit or loss	514,797	514,797				372,658
Investments in subsidiaries, associates and joint ventures	63,578,716	63,578,716				55,619,696
Total assets	4,885,141,547	4,847,876,486	34,335,511	304,605	2,624,945	3,946,321,444
Liabilities
Deposits	3,766,893,913	3,741,825,343	25,068,570			3,326,274,318
Non-financial public sector	164,604,026	164,604,026				115,649,450
Financial sector	15,046,457	15,046,457				13,355,676
Non-financial private sector and foreign residents	3,587,243,430	3,562,174,860	25,068,570			3,197,269,192
Other financial liabilities	122,865,519	119,046,430	3,565,143	111	253,835	82,919,299
Financing received from the BCRA and other financial institutions	127,208,029	124,071,599	3,136,430			52,690,771
Issued corporate bonds	729,973,655	729,973,655
Subordinated corporate bonds	563,026,364	563,026,364				511,501,046
Other non-financial liabilities	4,011,819	4,011,819				4,647,027
Total liabilities	5,313,979,299	5,281,955,210	31,770,143	111	253,835	3,978,032,461

128	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	A3 Mercados SA (former Mercado Abierto Electrónico SA)	7	7	1	383,204,466
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	5	4	30	217,191,598
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		286,337,465
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	20	3		251,708
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	Other local markets	8	8	1	30,345,000

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.
(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).

129	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
For measurement of financial assets at fair value through profit or loss
(Loss) / gain from government securities	(12,056,908)	81,820,072	131,327,184	2,478,365,446
Gain from private securities	1,807,433	3,974,423	215,853	1,323,639
Gain from derivative financial instruments
Forward transactions	23,161,644	31,862,657	4,203,315	19,651,627
(Loss) / gain from other financial assets	(55,741)	(102,537)	(45,716)	21,121
(Loss) / gain from equity instruments at fair value through profit or loss	(3,418,973)	15,335,348	230,905	2,627,018
(Loss) / gain from sale or write-off of financial assets at fair value (1)	(13,478,024)	2,309,010	5,464,501	(16,517,745)
For measurement of financial liabilities at fair value through profit or loss
Gain / (loss) from derivative financial instruments
Options	11,103	(263,906)	(31,226,403)	(50,002,814)
Total	(4,029,466)	134,935,067	110,169,639	2,435,468,292

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

130	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Interest income
for cash and bank deposits	4,471,558	9,598,889	5,164,119	15,419,196
for government securities	264,349,014	882,144,452	631,734,101	913,034,102
for private securities	529,513	1,588,508	134,118	2,880,257
for loans and other financing
Non-financial public sector	16,741,280	30,718,748	6,226,016	10,360,807
Financial sector	11,639,772	19,602,671	707,626	3,964,595
Non-financial private sector
Overdrafts	171,361,249	355,203,881	80,410,545	296,472,914
Documents	90,986,577	216,525,395	49,457,491	211,073,384
Mortgage loans	51,313,857	165,394,446	63,997,513	376,856,469
Pledge loans	8,877,113	21,940,250	4,906,888	14,790,729
Personal loans	344,893,134	960,072,479	168,053,807	430,623,139
Credit cards	93,343,717	274,181,114	71,292,059	273,175,949
Financial leases	2,677,313	8,395,885	3,397,241	13,027,173
Other	136,709,216	330,409,649	84,817,122	321,341,618
for repo transactions
Central Bank of Argentina	436,936	436,936	21,493,368	359,165,784
Other financial entities	5,817,785	7,856,012	2,985,550	3,367,063
Total	1,204,148,034	3,284,069,315	1,194,777,564	3,245,553,179
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(20,546,255)	(42,981,493)	(20,964,661)	(186,037,855)
Saving accounts	(4,165,542)	(15,234,119)	(7,571,556)	(44,989,273)
Time deposits and investments accounts	(471,733,203)	(1,148,127,539)	(336,284,529)	(1,674,248,108)
Other			(115)	(246)
for financing received from the BCRA and other financial institutions	(961,753)	(1,644,690)	1,121,944	(4,600,482)
for repo transactions
Other financial entities	(3,025,663)	(4,510,738)	(37,586)	(10,034,599)
for other financial liabilities	(946,792)	(2,151,009)	(264,315)	(1,209,741)
for issued corporate bonds	(14,385,512)	(18,903,588)	(5,106,001)	(17,019,663)
for other subordinated corporate bonds	(8,855,325)	(24,754,950)	(8,403,281)	(27,760,164)
Total	(524,620,045)	(1,258,308,126)	(377,510,100)	(1,965,900,131)

131	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
For debt government securities	7,174,104	49,081,550	(4,140,347)	3,233,907	(67,462,337)	43,167,761	(57,685,420)	(149,791,440)
Total	7,174,104	49,081,550	(4,140,347)	3,233,907	(67,462,337)	43,167,761	(57,685,420)	(149,791,440)

	Income of the period
Item	Quarter ended 09/30/2025	Accumulated from beginning of year up to 09/30/2025	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024
Commissions income
Commissions related to obligations	105,980,967	311,031,876	90,015,476	252,684,129
Commissions related to credits	861,632	9,121,714	5,709,766	13,138,402
Commissions related to loans commitments and financial guarantees	133,895	651,795	1,358,927	5,625,877
Commissions related to securities value	2,058,217	7,000,964	2,176,635	6,382,515
Commissions for credit cards	53,619,623	162,026,830	58,623,255	158,560,002
Commissions for insurances	13,905,041	41,224,554	11,417,036	26,125,789
Commissions related to trading and foreign exchange transactions	7,623,401	20,461,368	6,372,531	19,134,833
Total	184,182,776	551,519,101	175,673,626	481,651,547
Commissions expenses
Commissions related to trading and foreign exchange transactions	(1,312,261)	(3,139,391)	(1,217,437)	(4,850,689)
Other
Commissions paid ATM exchange	(4,878,446)	(16,540,773)	(13,836,673)	(33,999,402)
Checkbooks commissions and clearing houses	(5,897,812)	(17,564,129)	(4,316,393)	(11,181,863)
Credit cards and foreign trade commissions	(1,678,377)	(4,819,105)	(1,267,697)	(3,730,413)
Total	(13,766,896)	(42,063,398)	(20,638,200)	(53,762,367)

132	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2025

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	09/30/2025
Other financial assets	305,455	(168,794)		1,631,939	(81,163)	1,687,437
Loans and other financing	150,124,880	61,895,057	80,501,874	138,655,659	(32,871,348)	398,306,122
Other financial entities	36,241	51,080	(226)		(8,649)	78,446
To the non-financial private sector and foreign residents
Overdrafts	14,818,442	4,929,730	7,624,503	5,877,978	(3,062,953)	30,187,700
Documents	6,762,338	1,234,269	326,793	4,834,692	(1,335,827)	11,822,265
Mortgage loans	10,672,070	1,648,829	3,537,120	3,251,427	(2,090,204)	17,019,242
Pledge loans	2,075,176	(246,609)	1,592,645	1,052,858	(423,654)	4,050,416
Personal loans	51,043,726	32,626,217	38,699,546	67,162,161	(12,101,547)	177,430,103
Credit cards	43,394,876	18,921,732	16,601,866	44,237,213	(9,492,203)	113,663,484
Financial leases	537,982	(279,717)	54,386	165,004	(93,219)	384,436
Other	20,784,029	3,009,526	12,065,241	12,074,326	(4,263,092)	43,670,030
Eventual commitments	9,390,684	6,620,100	1,406,815		(1,862,767)	15,554,832
Other debt securities	7,094	2,855			(1,303)	8,646
Total allowances	159,828,113	68,349,218	81,908,689	140,287,598	(34,816,581)	415,557,037

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,581,042	(450,685)	916	48	(825,866)	305,455
Loans and other financing	142,068,536	44,930,544	14,285,276	29,945,369	(81,104,845)	150,124,880
Other financial entities	61,688	8,677	276		(34,400)	36,241
To the non-financial private sector and foreign residents
Overdrafts	19,132,634	5,736,941	(1,673,531)	2,320,773	(10,698,375)	14,818,442
Documents	8,645,737	2,230,826	(117,906)	922,053	(4,918,372)	6,762,338
Mortgage loans	12,992,833	1,574,092	1,051,378	2,381,970	(7,328,203)	10,672,070
Pledge loans	928,911	1,392,045	277,456	46,115	(569,351)	2,075,176
Personal loans	26,601,089	18,400,849	8,198,869	13,726,381	(15,883,462)	51,043,726
Credit cards	28,395,956	9,622,126	7,153,191	14,996,881	(16,773,278)	43,394,876
Financial leases	283,856	288,662	42,720	89,217	(166,473)	537,982
Other	45,025,832	5,676,326	(647,177)	(4,538,021)	(24,732,931)	20,784,029
Eventual commitments	5,517,109	6,359,792	802,368	(542)	(3,288,043)	9,390,684
Other debt securities	31,899	(6,253)		(183)	(18,369)	7,094
Total allowances	149,198,586	50,833,398	15,088,560	29,944,692	(85,237,123)	159,828,113

133	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 17, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer